                                                    Filed Pursuant to Rule 424B1
                                                      Registration No. 333-42826
PROSPECTUS

                                2,200,000 SHARES

                             SIGNAL TECHNOLOGY LOGO

                                  COMMON STOCK
                            ------------------------

     Signal Technology Corporation is offering 2,000,000 shares of common stock. Our common stock is listed on the Nasdaq National Market under the symbol "STCO." On August 23, 2000, the closing sale price of the common stock, as reported on the Nasdaq National Market, was $18.75 per share.

     Of the 2,200,000 shares of common stock offered, we are offering 2,000,000 shares and two selling shareholders are, in the aggregate, offering 200,000 shares of common stock. We will not receive any of the proceeds from the shares sold by the selling shareholders.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 4.
                            ------------------------

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                                                            PER SHARE                  TOTAL
------------------------------------------------------------------------------------------------------
Public Offering Price..............................           $18.75                $37,500,000
Underwriting Discounts and Commissions.............           $ 1.05                $ 2,100,000
Proceeds, before expenses, to Signal...............           $17.70                $35,400,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

     We have granted the underwriters a 30-day option to purchase up to an additional 330,000 shares of common stock to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------

NEEDHAM & COMPANY, INC.

                              FERRIS, BAKER WATTS
                                  Incorporated

                                                  TUCKER ANTHONY CAPITAL MARKETS

                 The date of this prospectus is August 23, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Prospectus Summary..........................................      1
Risk Factors................................................      4
Forward-Looking Statements..................................     14
Use of Proceeds.............................................     14
Dividend Policy.............................................     14
Price Range of Common Stock.................................     15
Capitalization..............................................     16
Selected Consolidated Financial Data........................     17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     18
Business....................................................     23
Management..................................................     35
Principal and Selling Stockholders..........................     38
Underwriting................................................     40
Legal Matters...............................................     42
Experts.....................................................     42
Where You Can Find More Information.........................     42
Information We are Incorporating By Reference...............     43

                            ------------------------

     In this prospectus, "Signal," "we," "us" and "our" refer to Signal Technology Corporation and our subsidiaries on a consolidated basis. "STC" and "Signal Wireless Group" are our trademarks. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                            ------------------------

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and the other information, financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise indicated, the information in this prospectus assumes the underwriters do not exercise their over-allotment option and assumes any outstanding options to purchase shares of common stock have not been exercised.

                                  THE COMPANY

     We design, manufacture and market power management products and sophisticated electronic radio frequency, or RF, components and subsystems that are used in broadband wireless equipment, digital cellular/PCS wireless infrastructure equipment and defense applications. Our products enable the transmission and reception of data signals in wireless systems worldwide. Our commercial customers integrate our products into wireless systems, which are then sold to wireless service providers throughout the world. Applications for our products include point-to-point transport, point-to-point access, point-to-multipoint access, cellular backhaul and digital cellular/PCS base stations. Selected commercial customers include Digital Microwave, Giganet, Helioss, P-Com, Sagem, Siemens, Spectrian and Witcom. Selected defense customers include Boeing, British Aerospace, Lockheed Martin, Northrop Grumman, Raytheon and TRW.

     Our defense electronics technology, manufacturing skill and focus on quality have allowed us to rapidly expand into the commercial wireless market. Our defense electronics experience includes over 20 years of proven expertise in the design, development, manufacture and marketing of sophisticated RF, microwave and millimeter wave electronic components. These components and subsystems are used for applications such as radar, communications and smart weapons and contain vital technology to receive, transmit and process wireless data signals. This technology is directly applicable to commercial wireless communications. After one year of implementing our strategic vision to diversify into the commercial broadband wireless infrastructure market, we have both a rapidly growing backlog and a worldwide customer list.

     The market for broadband wireless equipment is characterized by the increasing demand for high speed Internet access and other data services due to the proliferation of mobile voice and wireless Internet appliances. The increase in the usage of wireless devices is driving the expansion and development in the wireless infrastructure equipment industry. Strategies Unlimited, a market research firm specializing in wireless communications, estimates that the number of mobile phone users will grow from 313 million in 1998 to approximately 1.3 billion in 2004. It is estimated in the Modoff and Toll Report that wireless infrastructure equipment sales for products such as base stations, cell site equipment and switch equipment sales will grow from $35.1 billion in 1998 to $75.2 billion in 2003.

     Existing telecommunications solutions such as copper wire, cable and fiber have certain limitations, including the high cost of infrastructure deployment and slow data transmission rates. These limitations have helped to propel the increasing demand for broadband wireless access service. New fixed-access wireless technology offers quality of service comparable to land-line alternatives, but at data transmission speeds significantly faster than copper wire networks or coaxial cable. In addition, wireless solutions can be deployed in a much shorter time and at a significantly lower cost than fiber optic solutions.

     Our products cover the entire frequency spectrum from RF, at 900Mhz and 1.8Ghz for cellular and PCS applications, through microwave frequencies, 2.4Ghz through 18Ghz, and to millimeter wave frequencies, 20Ghz through 40Ghz. This capability allows us to address global opportunities in both fixed wireless broadband access applications as well as mobile wireless applications.

     We intend to become the supplier of choice for OEMs in the wireless communications infrastructure market and to major defense contractors. We plan to accomplish this goal through the following strategy:

      -- leverage our success in the broadband wireless point-to-point market to expand into the rapidly growing point-to-multipoint market;
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

      -- extend our military electronics technology and expertise into commercial markets;

      -- build upon our success in wireless mobile infrastructure Power Combiner/Switch products to capture a greater percentage of the electronic content of base stations;

      --   increase our penetration of top tier wireless OEMs;

      --   expand our manufacturing excellence and "lean enterprise" operations;

      -- pursue strategic alliances and acquisitions to develop next generation products and technology; and

      --   continue significant investment in research and development.

     Our principal executive offices are located at 222 Rosewood Drive, Danvers, Massachusetts 01923, and our telephone number is (978) 774-2281.

                                  THE OFFERING

Common stock offered by Signal...    2,000,000 shares

Common stock offered by the
selling shareholders.............    200,000 shares

Common stock to be outstanding
after the offering...............    9,845,137 shares

Use of proceeds..................    General corporate and working capital
                                     purposes, including without limitation to finance one or more potential acquisitions that we may decide to undertake from time to time in the future and to retire certain outstanding balances under a revolving credit agreement.

Nasdaq National Market...........    STCO

     The number of shares to be outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2000, and excludes shares that may be issued by us under the following plans:

      -- 1,621,625 shares of common stock issuable by us pursuant to stock options granted under the Amended and Restated 1992 Equity Incentive Plan at a weighted average exercise price of $7.73 per share, and 41,667 shares of common stock issuable by us pursuant to stock options granted under the 1982 Equity Incentive Plan at a weighted average exercise price of $1.82 per share;

      -- 426,404 shares of common stock reserved for issuance pursuant to stock options that may be granted by us in the future pursuant to the Amended and Restated 1992 Equity Incentive Plan; and

      -- 127,664 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan.
                            ------------------------

     Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

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

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                         FISCAL YEARS ENDED DECEMBER 31,                JUNE 30,
                                -------------------------------------------------   -----------------
                                 1995       1996       1997      1998      1999      1999      2000
                                -------   --------   --------   -------   -------   -------   -------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales.....................  $89,728   $113,064   $102,239   $92,083   $82,449   $41,370   $43,351
Gross profit..................   19,677     24,044     17,992    13,880    26,234    12,031    14,749
Income (loss) from
  operations(1)...............    1,040      4,252         76    (6,600)    5,565     1,748     2,456
Net income (loss).............     (269)     1,698       (657)   (7,173)    4,476     1,464       959
                                =======   ========   ========   =======   =======   =======   =======
Earnings (loss) per common
  share(1):
  Basic.......................  $ (0.04)  $   0.24   $  (0.09)  $ (0.97)  $  0.59   $  0.19   $  0.12
                                =======   ========   ========   =======   =======   =======   =======
  Diluted.....................  $ (0.04)  $   0.22   $  (0.09)  $ (0.97)  $  0.56   $  0.18   $  0.11
                                =======   ========   ========   =======   =======   =======   =======
Shares used in per share
  calculations:
  Basic.......................    6,880      7,076      7,268     7,365     7,587     7,544     7,789
  Diluted.....................    6,880      7,676      7,268     7,365     7,986     7,922     8,806

------------
(1) In 1995, includes restructuring expense of $779 or $(0.07) per share.

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,331      $26,781
Working capital.............................................   16,219       51,169
Total assets................................................   65,418       90,868
Long-term debt..............................................    5,678        5,678
Total shareholders' equity..................................   33,838       68,788

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

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision in our common stock. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations. If any of the following risks actually occur, our business, operating results or financial condition could be materially adversely affected. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment. You should refer to the other information included in this prospectus and the other information, our financial statements and the related notes incorporated by reference into this prospectus before you decide to purchase shares of our common stock.

     This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described below and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

OUR EFFORTS TO EXPAND OUR COMMERCIAL BUSINESS MAY CAUSE OUR REVENUE AND PROFITABILITY TO FLUCTUATE.

     Our business has historically focused on designing, developing and manufacturing sophisticated electronic components and subsystems that are used in defense, space and telecommunications applications. More recently, however, we have targeted the commercial wireless communications markets, and, in the past year, we have begun to compete in the broadband wireless infrastructure marketplace with our acquisition of substantially all of the assets of Advanced Frequency Products LLC in December 1999. We believe that our future growth depends on our continued success in this and other commercial markets. Our strategy and, consequently, our revenues and profitability, could be negatively impacted if commercial markets do not grow at all or as quickly as anticipated, or if we experience difficulties in adapting to competitive conditions in commercial markets.

     Some of the commercial markets in which we sell products have only recently begun to develop. For instance, commercial wireless communications equipment markets have just begun to emerge in recent years and are still evolving. Because these markets and applications for our products are relatively new, it is difficult to predict the rate at which these segments will grow, if at all. Existing or potential applications for our products may fail to develop or may erode for many different reasons including, without limitation:

      -- insufficient economic growth to support expensive infrastructure equipment;

      -- insufficient consumer demand for wireless products or services because of pricing, other risks identified below, or other or unknown risks; and

      -- real or perceived security risks associated with wireless communications, such as privacy of data and eavesdropping.

OUR DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS TO DELIVER KEY COMPONENTS MAY AFFECT OUR ABILITY TO DELIVER PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER WHICH MAY RESULT IN LOST REVENUES AND CONFIDENCE IN US BY OUR CUSTOMERS.

     We rely on outside suppliers and contract manufacturers that in some instances are single or limited sources for key components that we need to produce our products. If we lose one or more of these sources, we could be delayed in, or even prevented from, delivering our products to our customers and our customer relations and business would suffer as a result. If supply delays and shortages of certain key components persist, we may experience an interruption in production until we locate alternative sources of supply or we may even be forced to adjust our product designs and production schedules. Because of a worldwide demand for and shortage of certain components, some suppliers have begun to limit the number of components that we may purchase. These components include chip components and other products necessary for the production of our products. If we are not able to obtain sufficient allocations of these
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components, our production and shipment of product will be delayed, we may lose customers and our profitability will be affected.

     Other risks relating to our reliance on contract manufacturers and on sole suppliers include reduced control over production costs, delivery schedules, reliability and quality of materials. The inability to obtain timely deliveries of acceptable quality materials, or any other circumstances that would require us to seek alternative contract manufacturers or suppliers, could adversely affect our ability to deliver products to our customers. In addition, if costs for our contract manufacturers or suppliers increase, we may suffer losses if we are unable to recover such cost increases under fixed price production commitments to our customers.

INTENSE COMPETITION AMONG TECHNOLOGY COMPANIES FOR EXPERIENCED ENGINEERS AND OTHER PERSONNEL MAY AFFECT OUR ABILITY TO SUSTAIN OUR GROWTH EXPECTATIONS.

     We depend on, and must attract and retain, competent personnel in all areas of our business, including management, engineering, manufacturing, quality assurance, finance, marketing and support. Especially our development efforts depend on hiring and retaining qualified engineers. We believe that our engineers, including highly skilled microwave engineers with the skills necessary to develop products for wireless communications, are in high demand. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. If we are unable to hire a sufficient number of engineering personnel, we may be unable to support the growth of our business, and as a result, our sales may suffer.

WE DEPEND ON THE CONTINUED CONTRIBUTIONS OF OUR EXECUTIVE OFFICERS AND OTHER KEY MANAGEMENT, EACH OF WHOM WOULD BE DIFFICULT TO REPLACE.

     The loss of any of our executive officers or other key management, including particularly our Chairman and CEO, George Lombard, our President and Chief Operating Officer, James DiLorenzo, and our Vice President, Treasurer and Chief Financial Officer, Robert Nelsen, would disrupt our operations and divert the time and attention of our remaining officers. We do not have employment contracts with our key executives nor have we purchased "key-person" insurance on the lives of any of our key officers or management personnel to cushion the blow to our company that the loss of any of them would cause.

CUSTOMER ORDER ESTIMATES MAY NOT BE INDICATIVE OF ACTUAL FUTURE SALES.

     Some of our customers have provided us with forecast estimates of their requirements for our products over a period of time. We make a number of management decisions based on these customer estimates, including our purchase of materials, hiring of personnel and other matters that may increase our production capabilities and costs. If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our revenue and we may not be able to reduce our costs to account for this reduction in customer orders.

WE RELY ON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS.

     Our sales have historically come mainly from contracts with agencies of, and contractors to, the U.S. government. Additionally, approximately 18%, 23% and 20% of our net sales were attributable to Raytheon in the years ended, respectively, December 31, 1999, 1998 and 1997. Variations in the demand for our products by any of these direct and indirect customers could have a serious, adverse impact on our performance. If we were to lose any of these or any other major customers, or if orders by any major customer were otherwise to be delayed or reduced, including reductions due to market or competitive conditions in commercial markets or further decreases in government defense spending, then our business, operating results, revenues, profitability and financial condition would be harmed.

THE MARKETS IN WHICH WE OPERATE ARE EXTREMELY COMPETITIVE.

     Our historical defense markets and our more recent commercial markets are characterized by rapid technological change as new products are generally developed quickly and industry standards are constantly evolving. Thus, our products can become obsolete over a short period of time unless we succeed in remaining technologically innovative and in anticipating new market demands. As a result, price competition is intense and market prices and profit margins frequently decline once competitors begin offering similar products. We believe that we will need to invest significant financial resources in research and development in order to remain competitive.

     The defense industry in particular has experienced substantial consolidation due to declining defense budgets and increasing pressures for cost reductions, both of which factors have substantially increased competitive pressures and introduced delays in contract funding and awards into our historical markets in the defense industry. We also expect that competition for original equipment manufacturer business will increase due to the emergence of merchant suppliers. Our ability to compete for defense contracts largely depends on the following factors:

      -- the effectiveness and innovations of our research and development programs;

      -- our ability to offer better performance than our competitors at a lower cost to the U.S. government; and

      -- the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     Some of our current and potential competitors have to varying degress greater technical, financial, marketing, distribution and other resources than we have. They also may have greater name recognition and market acceptance of their products and technologies. Our competitors, or the competitors of our customers, may develop new technologies, enhancements to existing products, or new products that offer superior price or performance features. Any such new products or technologies could render our products or the systems of our customers into which our products are integrated obsolete.

OUR EXPANSION OF PRODUCT LINES AND OF OUR CUSTOMER BASE COULD CAUSE PROBLEMS IN OUR MANAGEMENT OF GROWTH.

     Our business is expected to grow in size and complexity and we plan to continue to expand our product lines and customer base. This growth and expansion will place increasing demands on our management and operations, particularly as we continue to seek out new commercial markets. Our ability to compete effectively and to manage future growth will depend on our ability to implement and improve operating and financial systems on a timely basis. We may not be able to manage our future growth effectively, which could adversely affect our financial performance.

PRESSURE BY OUR CUSTOMERS TO REDUCE PRICES AND AGREE TO LONG-TERM SUPPLY ARRANGEMENTS MAY CAUSE OUR REVENUES OR PROFIT MARGINS TO DECLINE.

     Our customers are under pressure to reduce prices of their products and, therefore, we expect to continue to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. If we are unable to offset declining average selling prices, our gross profit margins will decline.

WE DEPEND ON COMMERCIAL OEMS AND DEFENSE CONTRACTORS TO OUTSOURCE PRODUCTS WE PRODUCE AND WE ARE VULNERABLE IF THEY WERE TO DEVELOP THEIR OWN IN-HOUSE CAPABILITIES.

     Our primary current competitors are captive manufacturing operations of our customers that are large wireless infrastructure OEMs and defense prime contractors. We believe that our future success depends largely on the extent to which OEMs and defense contractors elect to purchase integrated components and subsystems from outside sources such as us. Our customers could develop greater internal capabilities and manufacture products in-house that we currently sell to them, which would substantially reduce our sales and customer base.

THE FAILURE OF OUR CUSTOMERS TO SELL PRODUCTS INTO WHICH OUR PRODUCTS AND COMPONENTS ARE INCORPORATED WOULD HARM OUR SALES, PARTICULARLY AS WE MUST OFTEN MAKE A LARGE, UP-FRONT ENGINEERING INVESTMENT TO CUSTOMIZE MANY OF OUR PRODUCTS FOR OUR CUSTOMERS.

     Our products and components are generally custom designed for use in our customers' products. As a result, we sell our products to a relatively small group of customers and our products must be specifically engineered for each customer, requiring a considerable up-front investment by us in each customer. We often make significant investments in the design and engineering of new products for customers without any commitment by the customer for the future purchase of the products. If we do not receive initial or follow-on orders for products we design, our profitability will be affected because those costs would not be offset by additional revenues. While we select our customers based on our assessment of their ability to succeed in the marketplace, we can not be sure that they will succeed. If our customers do not succeed, we may be required to reengineer the product. If so, the length of time required to reengineer our product for another customer may delay our sales or prohibit us from getting our products to the marketplace in a timely manner or at all.

HISTORICALLY WE HAVE DERIVED OVER 80% OF OUR NET SALES FROM DIRECT AND INDIRECT SALES TO THE GOVERNMENT, PARTICULARLY IN THE DEFENSE SECTOR, WHICH ENTAIL CERTAIN SPECIAL RISKS.

     The reduction in the U.S. defense budget in the early 1990s has caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. As a substantial majority of our sales are still directly and indirectly made to the government, we thus have faced, and may continue to face in the future, a shrinking market for a substantial portion of our products. Indeed, our businesses taken as a whole have experienced a substantial decline in sales during this period. A significant further decline in U.S. military expenditures in the future could thus continue to adversely affect our sales and earnings. The loss or significant cutback of a large program in which we participate could also materially adversely affect our future sales and earnings and thus our ability to meet our financial obligations.

     Companies that supply defense-related and other equipment and services to government agencies are subject to certain special business risks. These risks include the ability of the U.S. government to:

      -- suspend us from receiving new contracts pending resolution if we were found in violation of procurement laws or regulations;

      --   terminate existing contracts;

      -- audit our contract-related costs and fees, including allocated indirect costs; and

      --   control and potentially prohibit the export of our products.

     The U.S. government may terminate any or all of our contracts either for its convenience or if we, or the prime contractor to whom we sell our products, default. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. U.S. government contracts are also conditioned on continuing funding approval by Congress. Congress usually appropriates funds for a given program on a fiscal-year basis even when contract performance takes more than one year. Consequently, major programs are usually only partially funded in the beginning and additional monies are normally committed only if, as and when appropriated by Congress for future fiscal years. The U.S. government may review our costs, performance, accounting and general business practices. The U.S. government may, based on the results of its review or audits, adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations provide that some of our costs related to government contracts, including certain financing costs, goodwill,
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

portions of research and development costs and certain marketing expenses may not be reimbursable. As a government contractor, we are also subject to investigation, legal action and/or liability that would not apply to general commercial contracts. Foreign defense contracts often contain similar provisions relating to termination at the convenience of the government. Government contracts are also often subject to the following additional risks:

      -- the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;

      -- investments of substantial time and effort for relatively unproductive design and development;

      --   design complexity and rapid obsolescence; and

      --   the constant need for design improvement.

     We obtain many of our U.S. government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sufficient sales to result in our profitability.

FIXED-PRICE CONTRACTS ARE COMMON IN ALL OF OUR MARKETS AND MAY INCREASE RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE.

     Our customers set demanding specifications for product performance, reliability and cost. Most of our customer contracts are firm, fixed price contracts providing for a predetermined fixed price for the products we make, regardless of the costs we incur. Thus, we must make pricing commitments to our customers based on our expectation that we will achieve more cost effective product designs and automate more of our manufacturing operations. The manufacture of our products requires a complex integration of demanding processes involving unique technical skill sets. We face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected. The expense of producing products can rise due to increased cost of materials, components, labor, capital equipment or other factors. We may have cost overruns or problems with the performance or reliability of our products in the future.

LACK OF PATENT PROTECTION ON OUR PRODUCTS AND TECHNOLOGY MAY ALLOW COMPETITORS TO DEVELOP SIMILAR PROPRIETARY PRODUCTS OR TECHNOLOGY.

     We do not hold patents on most of our significant products and processes. We rely on a combination of trade secrets, copyrights and trademarks and employee and third party nondisclosure agreements, in addition to relying on some patent rights, to protect our intellectual property rights. We also limit access to and distribution of proprietary information. The steps that we have taken to protect our intellectual property rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing similar technology.

OUR PRODUCTS MAY CONTAIN UNDETECTED OR UNRESOLVED DEFECTS WHEN SOLD OR MAY NOT MEET OUR CUSTOMERS' PERFORMANCE CRITERIA.

     Our standard product warranties run for 12 months. If our products do not perform as warranted and we do not resolve product quality or performance issues in a timely manner, we may lose sales or be forced to pay damages. Additionally, our customers may uncover latent design defects in our products which were not apparent at the time the product was sold. This type of defect may be discovered after the warranty period has expired. A performance failure due to a design defect may cause loss of customers, damage to our reputation for delivering high quality products, delay in or loss of market acceptance, additional warranty expense or product recall. There is a risk that we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria for unforeseen reasons. In addition, because our products are sold and marketed in different countries, our products must function in and meet the requirements of many different

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environments and be compatible with various systems, regulations and products.
Any failure on our part to meet our customers' performance requirements could hurt our sales.

WE MAY NOT SUCCEED IN ESTABLISHING MANUFACTURING CAPACITY NEEDED TO MEET GROWTH OF OUR COMMERCIAL BUSINESS.

     The dynamics of the commercial wireless market generally require the ability to produce a high volume of products in a short time relative to products that we produce for the defense electronics industry. As a result of expected growth in our commercial wireless business, we are significantly increasing our manufacturing capacity. Higher volume manufacturing generally requires greater automation in order to be cost effective. We may not be able to automate sufficiently in order to fulfill high volume production orders in a cost effective manner. If we can not manufacture our products in the future at volumes, yields or cost levels necessary to meet our customers' needs, we may lose customers and our sales, revenues and profitability will suffer. In addition, we can give no assurance that we will obtain a sufficient amount of high volume orders to absorb the capital costs incurred in increasing our automation.

OUR PRODUCTION SCHEDULES AND MANUFACTURING PROCESSES MAY CAUSE FLUCTUATIONS IN QUARTERLY RESULTS.

     Our quarterly results have varied significantly in the past and are likely to continue to vary significantly due to a number of factors including the following:

      -- our ability to obtain components and subassemblies from contract manufacturers and suppliers;

      -- timing, cancellation or rescheduling of customer estimates for product, customer orders and shipments;

      --   pricing and mix of products sold;

      -- our receiving, or not, follow-on orders after the initial order, or high-volume orders, that allow us to recover engineering costs and other initial investments that we must make to produce our highly-customized products for our customers;

      --   introduction of new products; and

      --   variations in manufacturing efficiencies.

     Any one of these factors could substantially affect our results of operations for any particular fiscal quarter. Additionally, we have entered into more defense industry development contracts as a source of defense revenues owing to the decline in the number of defense industry production programs. Development contracts are contracts for the development of products, rather than for the production of products, and they tend to be fixed price contracts that generally result in lower gross profit margins than production contracts. As a result, our increased reliance on development contracts has led to increased quarterly fluctuations in sales and gross profit margins. Accordingly, our comparative performance from one fiscal quarter to the next is not necessarily an accurate indicator of our future performance.

OUR EXCLUSIVE ARRANGEMENTS WITH SOME CUSTOMERS MAY RESTRICT OUR ABILITY TO PURSUE MARKET OPPORTUNITIES AND MAY RESULT IN LOSS OF REVENUES.

     We have granted some of our customers exclusivity on specific products, which means that we are only permitted to sell those specially engineered products to then. We expect that in some cases our existing customers and new customers may require us to give then exclusivity on new products that we make for them, which may force us to forego opportunities to supply these products to other prospective customers. In addition, if we enter into exclusive relationships with customers who are unsuccessful, our revenues will be negatively affected. We may not be able to establish business relationships with, or negotiate acceptable arrangements with significant customers in the future. Also, our current or future arrangements with significant customers may not continue or be successful.

OUR SUCCESS IN PURSUING SALES IN INTERNATIONAL MARKETS MAY BE LIMITED BY RISKS RELATED TO INTERNATIONAL TRADE AND MARKETING AND MAY GIVE RISE TO COSTS AND RISKS SPECIFIC TO THOSE MARKETS.

     For the fiscal year ended December 31, 1999, approximately 21% of our revenue was derived from sales to foreign customers. Some of our U.S.-based customers may also integrate our products into products that they sell into foreign markets. Adverse international economic conditions or developments have and could in the future negatively affect our direct sales and sales by our customers into these markets, which would impact our revenues.

     In addition to the uncertainty as to our ability to maintain and expand our international presence, there are certain risks inherent in foreign operations, including:

      -- delays in or prohibitions on exporting products resulting from export restrictions for certain products and technologies;

      --   risks of fluctuating foreign exchange rates;

      -- loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

      -- divergent and sometimes lower degrees of intellectual property protection afforded by foreign laws;

      -- inability on our part to gain export, import or other government licenses we may need in order to export our products from the U.S. and deliver then to our foreign customers, without which licenses some of our products can not legally be exported from the U.S.;

      --   overlap of different tax structures;

      --   seasonal reductions in business activity; and

      --   risks of increases in taxes and other government fees.

     We seek to expand our presence in international wireless communications and related markets by entering into partnerships or alliances with OEMs and service providers in those countries and acquiring complementary international business. We have had limited experience in partnering with international entities and managing international operations. Our success in increasing our international market presence depends on many factors, including the success of our domestic operations, level of funding, stability of our stock price, ability to produce competitive international products, attraction and retention of key employees at our international locations and our execution of strategic objectives.

NEW GOVERNMENT REGULATIONS COULD INTERFERE WITH OUR BUSINESS GROWTH.

     Our commercial products are incorporated into wireless communications systems that are regulated domestically by the FCC and internationally by other government agencies. Typically, service providers and end-users of our products are responsible for compliance with these regulations. However, regulatory changes, including changes in the allocation of available frequency spectrum, could negatively affect our business by restricting development efforts by our customers, making our current products obsolete or increasing the opportunity for additional competition. Our sales will be adversely affected if our manufactured products fail to comply with all applicable domestic and international regulations.

     Delays inherent in the governmental approval process have in the past caused, and may in the future cause, cancellation, postponement or rescheduling of the installation of communications systems by our customers. This in-turn may have a negative impact on the sale of our products to these customers. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies world-wide to adopt new standards for such products. The approval of new standards generally follows extensive investigation of and deliberation over competing technologies.

WE ARE REQUIRED TO MAINTAIN A U.S. GOVERNMENT FACILITY SECURITY CLEARANCE AT EACH OF OUR LOCATIONS.

     Our security clearance could be suspended or revoked if we are found not to be in compliance with applicable security regulations. Any such revocation or suspension would delay our delivery of our products to customers. Although we have adopted policies directed at assuring our compliance with applicable regulations and there have been no suspensions or revocations of any of our facilities, there can be no assurance that the approved status of our facilities will continue without interruption. U.S. government regulations require a license for the export of advanced weapons systems. Changes in U.S. government policies towards the export of these systems may impact our international business.

IF WE ARE AUDITED BY U.S. GOVERNMENT AGENCIES, WE COULD INCUR SIGNIFICANT EXPENSES AND EXPERIENCE DISRUPTION OF OUR BUSINESS.

     As a contractor participating in the defense industry, we are subject to audit from time to time for our compliance with government regulations by various agencies including the following:

      --   the Defense Contract Audit Agency;

      --   the Defense Security Service;

      --   the Office of Federal Contract Compliance Programs; and

      --   the Defense Supply Center Columbus.

     These and other governmental agencies may from time to time investigate a broad range of our activities. For example, the SEC is conducting an informal inquiry arising from our restatement in 1998 of our financial statements for 1996, 1997 and the first quarter of 1998. See "Business -- Legal Proceeding -- SEC Investigation." Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve fines, injunctions or other sanctions.

ENVIRONMENTAL REGULATIONS MAY INCREASE OUR OPERATION COSTS OR DECREASE OUR
SALES.

     We are subject to many environmental regulations by local, state, federal and foreign governments. These regulations govern storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. If we fail to comply with current or future regulations, the following adverse effects could occur:

      --   we could be forced to alter manufacturing processes;

      --   we could be fined substantial amounts;

      --   our production could be suspended; or

      --   we could be forced to cease operations.

     We are currently the subject of environmental claims which, if determined adversely to us, could have serious adverse consequences for our business. See "Business -- Legal Proceedings."

PUBLIC CONCERN OVER HEALTH RISKS POSED BY WIRELESS DEVICES MAY DECREASE DEMAND FOR SUCH PRODUCTS.

     News reports have asserted that power levels associated with handheld cellular telephones and related infrastructure equipment may pose certain health risks. If wireless communications equipment or other devices that incorporate our products were determined or perceived to create a significant health risk, the market for our products could be significantly impacted. Moreover, we could be named as defendants in product liability lawsuits brought by governments, businesses or consumers if such a health risk were determined or perceived to exist, which could impose defense costs upon us and divert management's attention from our business. Any such actions could impose additional costs upon us if any court decision or other determination were to be adverse to us.

WE MAY ENCOUNTER DIFFICULTIES IN EFFECTIVELY INTEGRATING ACQUIRED BUSINESSES.

     As part of our business strategy, we intend to augment our technology base by acquiring specialized technology firms and we may use a portion, or all, of the proceeds of this offering to fund such acquisitions. Historically, we have acquired a number of companies and have had some difficulties integrating those companies into our business. These and any future acquisitions we make will be accompanied by the risks commonly encountered in acquisitions of companies which include, among other things:

      --   potential exposure to unknown liabilities of acquired companies;

      --   higher than anticipated acquisition costs and expenses;

      -- difficulty and expense of assimilating the operations and personnel of the companies, especially if the acquired operations are geographically distant;

      -- potential disruption of our ongoing business and diversion of management time and attention;

      -- failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

      -- difficulties in adopting and maintaining uniform standards, controls, procedures and policies;

      -- loss of key employees and customers as a result of changes in management; and

      --   possible dilution to our shareholders.

     We may not be successful in overcoming these risks or any other problems encountered in connection with any of our acquisitions. We may make a strategic acquisition knowing that the transaction may adversely affect our short-term profitability, perhaps because the acquisition candidate may be experiencing operating losses. We may believe that the strategic opportunity of acquiring such a company outweighs the operating losses the candidate is experiencing and that we expect to experience before being able to return the acquisition candidate to profitability. The completion of such an acquisition in the future would negatively affect our profitability and may cause a decline in our stock price.

WE WERE NOT IN COMPLIANCE WITH A COVENANT IN OUR REVOLVING CREDIT AGREEMENT AT JUNE 30, 2000.

     At June 30, 2000, we were not in compliance with the interest coverage covenant of our revolving credit agreement with a bank. We obtained a waiver of such non-compliance from the bank for the quarter ended June 30, 2000. We are currently negotiating a new revolving credit arrangement and expect to be in compliance with all covenants in the future. If we are out of compliance with these covenants and are unable to obtain waivers from our lenders, the revolving credit agreement would be in default and could be called by the lenders. At June 30, 2000, we had borrowed $9.5 million under the revolving credit agreement.

IF INFRINGEMENT CLAIMS ARE BROUGHT AGAINST US IN THE FUTURE, WE COULD BE REQUIRED TO PAY SUBSTANTIAL ROYALTIES AND OTHER COSTS.

     If a third party were to be successful in a claim that one of our products infringed the third party's proprietary rights, we might have to pay substantial royalties or damages or remove that product from the marketplace. We might also have to expend substantial financial and engineering resources in order to modify the product so that it would no longer infringe on those proprietary rights. As to some of our products, we have agreed to indemnify our customers against possible claims by third parties that the products infringe their intellectual property rights. In the future, third parties may assert infringement claims against us or with respect to our products. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources.

OUR STOCK PRICE HAS FLUCTUATED SIGNIFICANTLY AND MAY CONTINUE TO DO SO.

     The market price of our common stock, like the stock prices of many of our competitors, is subject to wide fluctuations in response to a variety of factors, including:

      --   actual or anticipated operating results;

      --   announcements of technological innovations;

      -- announcements of new products or new contracts by us, our competitors or customers;

      --   government regulatory action;

      --   developments with respect to wireless telecommunications; and

      --   general market conditions and other factors.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations. These fluctuations have particularly affected the market prices for the stocks of technology companies and have often been unrelated to the operating performance of particular companies.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS OF THE OFFERING.

     Our management will have significant flexibility in applying the net proceeds of this offering and will have the ability to change the application of the proceeds of this offering without shareholder approval. Consequently, you will be relying on the judgment of our management regarding the application of the proceeds of this offering.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified or qualified by words such as "likely," "will," "suggests," "may," "would," "could," "should," "expects," "anticipates," "estimates," "plans," "projects," "believes," or similar expressions and variants of those words or expressions.

     Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under "Risk Factors" and elsewhere in this prospectus. The factors set forth above in the "Risk Factors" section and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

     Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not independently verified that data and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

     We expect to receive net proceeds of $34,950,000 from the sale of 2,000,000 shares of our common stock in this offering, or $40,791,000 if the underwriters' over-allotment option is exercised in full, at a public offering price of $18.75 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate and working capital purposes. We also may use a portion of the net proceeds of this offering to (1) acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise, and (2) repay indebtedness incurred under a revolving credit agreement expiring on September 30, 2000, which is subject to varying interest rates which, as of June 30, 2000, was 10.0%. Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this offering. Pending application of any of the proceeds to any specific uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities. We will not receive any of the proceeds from any shares sold by the selling shareholders. We have agreed to pay the expenses, other than the underwriting discounts, relating to the sale of these shares.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans. Our bank term loan contains a restrictive covenant that prohibits us from paying cash dividends or making stock redemptions or repurchases without the prior written consent of the lender bank.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "STCO." The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
Year Ended December 31, 1998:
  First Quarter.............................................  $ 7.00    $ 4.75
  Second Quarter............................................    6.50      5.25
  Third Quarter.............................................    6.38      3.50
  Fourth Quarter............................................    3.50      2.50

Year Ended December 31, 1999:
  First Quarter.............................................  $ 4.75    $ 2.56
  Second Quarter............................................    5.88      3.69
  Third Quarter.............................................    5.75      5.00
  Fourth Quarter............................................    9.63      4.00

Year Ending December 31, 2000:
  First Quarter.............................................  $27.50    $ 7.00
  Second Quarter............................................   26.63     14.75
  Third Quarter (through August 23, 2000)...................   24.75     16.38

     On August 23, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $18.75 per share. As of August 23, 2000, there were approximately 85 stockholders of record of the common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis; and

     - on a pro forma as adjusted basis to also give effect to the sale of 2,000,000 shares of common stock in this offering at a public offering price of $18.75 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses that we will pay, and the application of the estimated net proceeds as described under "Use of Proceeds."

     This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus.

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Short-term debt and current portion of long-term debt.......  $10,158..    $   658
                                                              =======      =======
Long-term debt, net of current portion......................    5,678        5,678
Stockholders' equity:
  Preferred Stock; $.01 par value; authorized shares,
     5,000,000, no shares issued and outstanding............       --           --
  Common Stock, $.01 par value; authorized shares,
     30,000,000; 7,997,237 shares issued and 7,845,137
     shares outstanding; 9,997,237 shares issued and
     9,845,137 shares outstanding as adjusted...............       80          100
  Additional paid-in capital................................   14,858       49,788
  Retained earnings.........................................   19,800       19,800
  Less treasury stock: 152,100 shares.......................     (900)        (900)
                                                              -------      -------
          Total stockholders' equity........................   33,838       68,788
                                                              -------      -------
          Total capitalization..............................  $39,516..    $74,466
                                                              =======      =======

     The table above excludes:

     - 1,621,625 shares of common stock issuable by us pursuant to stock options granted under the Amended and Restated 1992 Equity Incentive Plan at a weighted average exercise price of $7.73 per share, and 41,667 shares of common stock issuable by us pursuant to stock options granted under the 1982 Equity Incentive Plan at a weighted average exercise price of $1.82 per share;

     - 426,404 shares of common stock reserved for issuance pursuant to stock options that may be granted by us in the future pursuant to the Amended and Restated 1992 Equity Incentive Plan; and

     - 127,664 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our financial statements and related notes incorporated by reference into this prospectus. The selected financial data set forth below with respect to statements of operations for each of the fiscal years in the three year period ended December 31, 1999 and with respect to the balance sheets at December 31, 1998 and 1999, are derived from the audited financial statements. These financial statements are incorporated by reference into this prospectus and the data below are qualified by reference to those financial statements and related notes. The statement of operations data for the fiscal years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited financial statements not incorporated by reference into this prospectus. The statements of operations data for the six months ended June 30, 1999 and June 30, 2000, and the balance sheet data at June 30, 2000 are derived from unaudited financial statements which are incorporated by reference into this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and the results of operation for these periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2000.

                                                                                             SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                     JUNE 30,
                                        -------------------------------------------------    -----------------
                                         1995       1996       1997      1998      1999       1999      2000
                                        -------   --------   --------   -------   -------    -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales.............................  $89,728   $113,064   $102,239   $92,083   $82,449    $41,370   $43,351
Cost of sales.........................   70,051     89,020     84,247    78,203    56,215     29,339    28,602
                                        -------   --------   --------   -------   -------    -------   -------
  Gross profit........................   19,677     24,044     17,992    13,880    26,234     12,031    14,749
Operating expenses:
  Selling, general and
    administrative....................   16,248     19,270     17,139    20,206    18,883      9,458    11,003
  Research and development............    1,610        522        777       274     1,786        825     1,290
  Restructuring charge................      779         --         --        --        --         --        --
                                        -------   --------   --------   -------   -------    -------   -------
Operating income (loss)...............    1,040      4,252         76    (6,600)    5,565      1,748     2,456
Other expenses........................       --         --         --        --     1,250         --       276
Interest expenses.....................    1,163      1,345      1,070       897       368        252       517
                                        -------   --------   --------   -------   -------    -------   -------
Income (loss) before income
  taxes...............................     (123)     2,907       (994)   (7,497)    3,947      1,496     1,663
Provision (benefit) for income
  taxes...............................      146      1,209       (337)     (324)     (529)        32       704
                                        -------   --------   --------   -------   -------    -------   -------
Net income (loss).....................  $  (269)  $  1,698   $   (657)  $(7,173)  $ 4,476    $ 1,464   $   959
                                        =======   ========   ========   =======   =======    =======   =======
Basic net income (loss) per
  share...............................  $ (0.04)  $   0.24   $  (0.09)  $ (0.97)  $  0.59    $  0.19   $  0.12
                                        =======   ========   ========   =======   =======    =======   =======
Diluted net income (loss) per share...  $ (0.04)  $   0.22   $  (0.09)  $ (0.97)  $  0.56    $  0.18   $  0.11
                                        =======   ========   ========   =======   =======    =======   =======
Shares used in calculating net income
  (loss) per share
  Basic...............................    6,880      7,076      7,268     7,365     7,587      7,544     7,789
  Diluted.............................    6,880      7,676      7,268     7,365     7,986      7,922     8,806

                                                                                               JUNE 30, 2000
                                                                                             ------------------
                                                                                                          AS
                                         1995       1996       1997      1998      1999      ACTUAL    ADJUSTED
                                        -------   --------   --------   -------   -------    -------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and Cash Equivalents.............  $ 1,584   $  1,870   $  1,127   $ 2,366   $ 3,571    $ 1,331   $26,781
Working Capital.......................   30,739     31,031     29,039    19,701    13,616     16,219    51,169
Total Assets..........................   66,117     65,644     62,840    48,983    57,601     65,418    90,868
Long-term debt........................   17,283     13,408     13,408     9,928     5,573      5,678     5,678
Total Shareholders' equity............   31,944     34,362     34,274    26,487    31,686     33,838    68,788

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our supplemental consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Our principal business is the design, development and manufacture of power management products and electronic radio frequency components and subsystems that are used in broadband wireless equipment, digital cellular/PCS wireless infrastructure equipment and defense applications. We were incorporated in 1982 and have traditionally been a supplier to the defense industry. Our sophisticated RF, microwave and millimeter wave electronic components are used in applications such as radar, communications, smart weapons and contain vital technology to receive, transmit and process wireless data signals. Our experience in designing, manufacturing and marketing wireless equipment for the demanding defense industry has positioned us well to effectively penetrate the commercial broadband wireless market.

     In the past two years we have introduced a new management team to Signal including all corporate-level management. The new management team's initial focus was to implement financial controls and operating procedures addressing problems that became apparent during an internal investigation. The investigation resulted in our fiscal years being restated for 1996, 1997 and the first quarter ending March of 1998 in order to record contract revenue and inventory adjustments in the correct periods. The new management team has focused on developing and implementing our strategic initiative to grow our business in the commercial wireless market.

     We have been active in the pursuit and acquisition of complementary businesses over the years. Most recently, in December of 1999, we acquired Advanced Frequency Products, or AFP, which provided us with an entry into the rapidly growing broadband wireless millimeter wave communications market. AFP is currently a division of the Signal Wireless Group and their products focus on the commercial wireless industry.

     We report net sales in four segments, each of which focuses on different segments of the respective commercial and military markets for our products.

     - Signal Wireless Group. Designs and manufactures commercial wireless products for the telecommunications industry.

     - Microwave Components and Subsystems. Designs and manufactures microwave oscillators, frequency synthesizers and converters, space qualified microwave assemblies, microwave amplifiers and microwave switch matrices.

     - Power Management Products. Designs and manufactures military high and low voltage power suppliers, DC to DC converters and military high power amplifiers and transmitters for use in radar systems.

     - RF Components & Subsystems. Designs and manufactures RF and intermediate frequency signal processing components, integrated multi-function devices, and switching systems.

     We recognize our net sales on a percentage of completion basis generally using units of delivery as the basis to measure the contract work which has been completed. For the fiscal year ending 1999, shipments within the United States represented approximately 79% of our net sales, with 21% of net sales from international customers. With the exception of Raytheon, which accounted for 18%, 23%, and 20% of our net sales in 1999, 1998 and 1997, respectively, we believe that the loss of any single customer would not have a material adverse effect on us.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales of certain items in our consolidated financial statements for the periods indicated:

                                                                                  SIX MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,       JUNE 30,
                                                     -----------------------    --------------
                                                     1997     1998     1999     1999     2000
                                                     -----    -----    -----    -----    -----
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales......................................   82.4%    84.9%    68.2%    70.9%    66.0%
                                                     -----    -----    -----    -----    -----
  Gross profit.....................................   17.6%    15.1%    31.8%    29.1%    34.0%
Operating expenses:
  Selling, general and administrative expenses.....   16.8%    21.9%    22.9%    22.9%    25.4%
  Research and development expenses................    0.8%     0.3%     2.2%     2.0%     3.0%
                                                     -----    -----    -----    -----    -----
Operating income (loss)............................    0.1%    (7.2)%    6.7%     4.2%     5.7%
Other expenses.....................................    0.0%     0.0%     1.5%     0.0%     0.6%
Interest expenses..................................    1.0%     1.0%     0.4%     0.6%     1.2%
                                                     -----    -----    -----    -----    -----
Income (loss) before income taxes..................   (1.0)%   (8.1)%    4.8%     3.6%     3.8%
Provision (benefit) for income taxes...............   (0.3)%   (0.4)%   (0.6)%    0.1%     1.6%
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................   (0.6)%   (7.8)%    5.4%     3.5%     2.2%
                                                     =====    =====    =====    =====    =====

SIX MONTHS ENDED JUNE 30, 2000 VS. SIX MONTHS ENDED JUNE 30, 1999

     Net sales. Net sales increased 4.8% from $41.4 million during the first six months of 1999 to $43.4 million during the similar period in 2000. The primary reason for the increase was the addition of $4.5 million in commercial wireless equipment sales from the Signal Wireless Group. The net sales to the defense electronics market were down 6.5% due to delays in new orders and delays in completion of development contracts.

     Gross profit. Gross profit increased 22.6% from $12.0 million during the first six months of 1999 to $14.8 million during the similar period in 2000. As a percentage of net sales, gross profit increased from 29.1% in 1999 to 34.0% in 2000. The increase in gross profit is primarily attributable to streamlining of operations, improvements in financial controls, changes in product mix and increased sales volume.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 16.3% from $9.5 million during the first six months of 1999 to $11.0 million during the similar period in 2000. The increase is partially a result of higher additional selling, general and administrative expenses associated with the Signal Wireless Group and the acquisition of Advanced Frequency Products. The expenses associated with AFP include the amortization of intangible assets. Additionally, there was a non-cash stock option compensation expense of $300,000 related to stock options granted to non-employees.

     Research and development expenses. Research and development increased 56.4% from $825,000 during the first six months of 1999 to $1.3 million during the similar period in 2000. In 2000 our management team has continued to increase research and development expenditures as part of our new focus on the commercial wireless industry and to produce technology upgrades to existing equipment.

     Other expenses. Other expenses were $276,000 during the first six months of 2000 and were related to the proposed acquisition of LogiMetrics Inc.'s high-power amplifier business. We have notified LogiMetrics of our intent to exercise our option to return the Bohemia, New York business back to LogiMetrics. We are in discussions with LogiMetrics concerning terms and conditions under which we may retain the Bohemia, New York business. Whether we retain the business in question or not, we expect no material financial impact on our financial results. A $2.0 million note receivable was collected on July 25, 2000 including $85,000 of interest.

     Interest expense. Interest expense increased by 105.2% from $252,000 during the first six months of 1999 to $517,000 during the similar period in 2000. The increase is due to an increased level of borrowings at higher interest rates.

     Provision for income taxes. Income taxes were $32,000 during the first six months of 1999 compared to $704,000 during the similar period in 2000. The $32,000 in taxes paid was the alternative minimum tax as the majority of taxable income was offset by tax benefits.

FISCAL YEAR ENDED DECEMBER 31, 1999 VS. FISCAL YEAR ENDED DECEMBER 31, 1998

     Net sales. Net sales decreased 10.5% from $92.1 million during fiscal 1998 to $82.5 million during fiscal 1999. Backlog increased to $83.4 million at the end of 1999 from $64.8 million at the end of 1998 on orders of $95.2 million in 1999 compared to $68.2 million in 1998. A reduction in orders during the last six months of 1998 at the Microwave and RF components and subsystems business was the primary reason for the overall decreased net sales in 1999. The decrease in orders and delayed orders produced lower backlog at the beginning of 1999 and subsequently lower net sales.

     Gross profit. Gross profit increased 89.0% from $13.9 million during fiscal year 1998 to $26.2 million during fiscal year 1999 and as a percentage of net sales, gross profit increased from 15.1% in 1998 to 31.8% in 1999. Gross profit was adversely affected during 1998 by contract adjustments and inventory write-downs at our Keltec operation and also our Microwave Components and Subsystems business. In addition, in 1999 we began to recognize the benefits of the implementation of new financial and manufacturing controls.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased 6.5% from $20.2 million during fiscal year 1998 to $18.9 million during fiscal 1999. The $1.3 million decrease is primarily due to a reduction in commissions and selling expenses.

     Research and development expenses. Research and development increased 551.8% from $274,000 during 1998 to $1.8 million during 1999. During fiscal year 1999, our management team made the decision to increase research and development expenditures as part of our new focus on the commercial wireless industry.

     Other expenses. Other expenses were $1.3 million during fiscal year ending 1999 and were related to an agreement-in-principle to settle a pending class action suit against us.

     Interest expense. Interest expense decreased 59.0% from $897,000 the fiscal year ended 1998 compared to $368,000 during the similar period in 1999. The decrease is due to pay down of our revolving credit facility. Total debt decreased to $9.2 million at fiscal year ending 1999, from $10.4 million at the end of 1998.

     Provision for income taxes. The benefit for income taxes in 1998 was $324,000 compared to an income tax benefit of $529,000 during 1999. The 1999 benefit for income taxes primarily relates to the full reversal of the valuation allowance on the deferred tax assets, which we believe is more likely than not to be realized, based on our earnings performance.

FISCAL YEAR ENDED DECEMBER 31, 1998 VS. FISCAL YEAR ENDED DECEMBER 31, 1997

     Net sales. Net sales decreased 10.0% from $102.2 million during fiscal year ended 1997 to $92.1 million in 1998. Backlog decreased from $88.7 million at the end of 1997 to $64.8 million at the end of 1998 on orders of $101.9 million in 1997 compared to $68.2 million in 1998. A reduction in orders was the primary reason for the decreased net sales in 1998. Our orders were moderately affected by economic conditions in Asia. Government sanctions placed on certain shipments to India and Pakistan have also delayed or cancelled shipments and postponed new orders.

     Gross profit. Gross profit decreased 22.9% from $17.9 million during fiscal year 1997 to $13.9 million during fiscal year 1998 and as a percentage of net sales, gross profit decreased from 17.6% in 1997 to 15.1% in 1998. The decrease in gross profit as a percentage of net sales was attributable to our recognizing losses on contracts and inventory write-downs taken at the Keltec operation and to a lesser extent the Microwave Components and Subsystems business.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 17.9% from $17.1 million during fiscal year ended 1997 to $20.2 million during 1998. The $3.1 million increase was in part due to a charge we took for the environmental remediation cost at our facility in Weymouth, Massachusetts due a settlement with the state of Massachusetts. In addition, we recognized increased legal and accounting costs associated with our restatement of 1996 and 1997 financial statements as well as expenses related to the relocation of new executive employees and severance paid to former executive employees.

     Research and development expenses. Research and development expenses decreased by 64.7% from $777,000 during fiscal year ended 1997 to $274,000 during 1998. We were not engaged in any significant company-funded research and development efforts during the years 1998, 1997 or 1996.

     Interest expense. Interest expense decreased 16.2% from $1.1 million the fiscal year ended 1997 compared to $897,000 during the similar period in 1998. The decreased interest expense reflects slightly lower interest rates and lower levels of borrowings. Total debt decreased to $10.4 million at fiscal year ended 1998 from $13.9 million at the end of 1997.

     Provision for income taxes. The benefit for income taxes in 1997 was $337,000 compared to an income tax benefit of $324,000 during 1998.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, we had a working capital of $16.2 million, including cash and cash equivalents of $1.3 million, as compared to working capital of $13.6 million and cash and cash equivalents of $3.6 million, respectively, at December 31, 1999. In the first six months of 2000, we borrowed under our revolving credit facility $6.5 million increasing the amount borrowed to $9.5 million under the facility. Net cash flow used by operations was $6.0 million for the first six months of 2000 compared to $4.0 million net cash flow provided by operations for the first six months of 1999. A $6.3 million increase in inventory and a $2.2 million increase in accounts receivable, along with a $1.3 million payment associated with the shareholder lawsuit, are the primary reasons for negative cash flow from operations during the first six months of 2000.

     Our borrowing arrangement requires us to maintain certain minimum balances and ratios, including the requirement to maintain a minimum tangible net worth. We were in compliance with the net worth covenant at June 30, 2000. Our borrowing arrangement also requires that we maintain an interest coverage ratio. At June 30, 2000, we were not in compliance with the interest coverage covenant and we obtained a waiver with respect to such non-compliance for the quarter ending June 30, 2000. The revolving credit facility, which will expire September 30, 2000, is shown as a current liability.

     On February 17, 2000, we entered into a non-binding letter of intent pursuant to which we proposed to acquire LogiMetrics, Inc. We have loaned approximately $2.0 million to LogiMetrics, Inc. for working capital and other purposes. The $2.0 million note receivable is included in other current assets on the June 30, 2000 balance sheet. On July 12, 2000, we terminated discussions relating to the proposed acquisition of LogiMetrics, Inc. We intend to exercise our option to return the Bohemia, New York business back to LogiMetrics, Inc. The $2.0 million note receivable was collected on July 25, 2000 including interest of $85,000.

     We continue to investigate acquisition opportunities in complementary businesses, product lines and markets. We believe that we have adequate cash, working capital and available financing to meet our operating and capital requirements in the foreseeable future and to pursue acquisition opportunities.

ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "SAB 101", "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's view in applying generally accepted accounting principles to selected revenue recognition issues. We will be required to apply the SAB 101, as amended by SAB 101A and SAB 101B, in our fourth quarter of the fiscal year 2000. The effects of this application, if any, will be reported as a cumulative effect adjustment resulting from a change in accounting principle. Our evaluation of SAB 101 is not yet complete.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not engage in trading of market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts. Our primary market risk exposure is that of interest rate risk on borrowings under our revolving credit facility, which is subject to interest rates based on the bank's base rate plus
 1/2%. We also have a collateralized real estate loan at the bank's base rate and a change in the applicable interest rate on these loans would affect the rate at which we could borrow.

                                    BUSINESS

INTRODUCTION

     We design, manufacture and market power management products and sophisticated electronic radio frequency, or RF, components and subsystems that are used in broadband wireless equipment, digital cellular/PCS wireless infrastructure equipment and defense applications. Our products enable the transmission and reception of data signals in wireless systems worldwide. Our customers integrate our products into wireless systems, which are then sold to wireless service providers throughout the world. Applications for our products include point-to-point transport, point-to-point access, point-to-multipoint access, cellular backhaul and digital cellular/PCS base station applications. Selected commercial customers include Digital Microwave, Giganet, Helioss, P-Com, Sagem, Siemens, Spectrian and Witcom. Selected defense customers include Boeing, British Aerospace, Lockheed Martin, Northrop Grumman, Raytheon and TRW.

     We have over 20 years of experience in the design, development, manufacture and marketing of sophisticated RF, microwave and millimeter wave electronic components used in the defense industry. Our components and subsystems are used for applications such as radar, communications and smart weapons. The products we have designed for the defense industry contain key technology to receive, transmit and process wireless data signals. This technology is directly applicable to commercial wireless communications. Our heritage of military electronics technology, manufacturing skill and quality focus has allowed us to rapidly expand into the commercial wireless market by leveraging our defense electronic experience.

     Our products cover the entire frequency spectrum from RF, at 900Mhz and 1.8Ghz for cellular and PCS applications, through microwave frequencies, 2.4Ghz through 18Ghz, and to millimeter wave frequencies, 20Ghz through 40Ghz. This capability allows us to address global opportunities in both fixed wireless broadband access applications as well as mobile wireless applications.

     After only one year of implementing our strategic vision to diversify into the commercial broadband wireless infrastructure market, we have both a rapidly growing backlog and a worldwide customer list.

INDUSTRY BACKGROUND

     GLOBAL DEMAND FOR BROADBAND ACCESS IS DRIVEN BY THE RAPID GROWTH IN HIGH SPEED INTERNET ACCESS AND OTHER DATA SERVICES. The demand for data over the Internet and other communications networks has grown dramatically. Both consumers and businesses are increasingly using the Internet as a global communications medium. Consumers use the Internet for an expanding number of applications such as e-mail, audio, video, multimedia services, information gathering and shopping. Businesses use the Internet to enhance their reach to both residential and business consumers using applications such as electronic commerce, global marketing, customer support, web-hosting, order fulfillment and supply management. The Internet also enables access to corporate data networks, including intranets and extranets, and facilitates communication among corporate sites and telecommuters, or traveling employees. This increased usage requires an expanded capacity for the quick and reliable transmission of voice, video and data which can be efficiently accomplished through broadband access.

     INCREASED GLOBAL DEMAND FOR MOBILE VOICE AND DATA WIRELESS SERVICE MANDATES AN EXPANSION OF WIRELESS INFRASTRUCTURE THAT WILL REQUIRE TECHNOLOGY UPGRADES OF NEW WIRELESS INFRASTRUCTURE EQUIPMENT. The rapid increase in the use of wireless communications by consumers and businesses for telephony, paging and low speed data signals over analog, cellular, digital cellular and digital PCS systems is driving the expansion of wireless infrastructure. Strategies Unlimited, a market research firm specializing in wireless communications, estimates that the number of global cellular/PCS subscribers will grow from 313 million in 1998 to approximately 1.3 billion by 2004. Because each cellular or PCS base station has a finite capacity, the demand created by increased subscribers will require a substantial increase in capital investment in wireless communications infrastructure equipment. It is also estimated that sales of wireless base stations, cell site equipment and switch equipment will grow from $35.1 billion in 1998 to $75.2 billion in 2003.

     In response to both capacity and level of service demands, mobile service providers are expanding their current infrastructure and implementing new wireless technologies, such as third generation, or 3G, networks. Third generation technology ultimately will replace first and second generation technologies. The level of technology advancement used in wireless mobile networks is generally grouped into the following three categories: (1) first generation, or 1G, networks which feature analog technology that provides voice and low speed data services; (2) second generation, or 2G, networks which feature digital technology, including PCS, and (3) third generation, or 3G, networks which feature increased capacity and data speeds that permit wireless transmission of integrated voice, video and data traffic. Digital technology provides network service providers and subscribers with advantages over analog technology, including increased system capacity, secure voice communications, short messaging service and other enhanced services. 3G technology can be implemented with new infrastructure or as an equipment overlay to existing 2G networks. Network service providers have begun to upgrade their networks to 3G levels as regulatory agencies around the world have begun to license the frequency band for this digital technology. For example, Japan has awarded 3G licenses, and Europe and the U.S. are expected to follow over the next several years.

     CABLE AND FIBER OPTIC BROADBAND ACCESS IS COSTLY TO DEPLOY AND COPPER WIRE HAS OTHER LIMITATIONS. There are presently three non-wireless technologies used to provide broadband access by communication service providers; digital subscriber lines which are enhanced copper wire lines, coaxial cables and fiber optics.

      -- Digital subscriber lines, or DSL, have a data transmission rate of up to 1.5 million bits per second, or Mbps. While the necessary copper infrastructure for DSL is already in place through existing telephone copper wires, transmission rates and availability are limited by the quality of the subscriber's existing copper wire infrastructure and the distance from the telephone company switch.

      -- Coaxial cable has a data transmission rate of up to 10 Mbps. As with DSL, the basic analog cable infrastructure for residential use is already in place. However, existing cable networks must be upgraded to provide for two-way data transmission, and many businesses are not currently wired for cable.

      -- Fiber optic cable networks have data transmission rates of up to 10 billion bits per second, or Gbps, the fastest rate of any current broadband access solution. However, fiber optic cable networks are very expensive to deploy and may be too costly for the data transmission needs of many subscribers.

     To increase capacity, these land-line networks require right-of-way access and involve a labor intensive process of physically laying wires or cables in order to connect consumers to the network backbone. As a result of the difficulties in deploying additional wires or cables, increased demand for communication access may create a "last mile bottleneck" between subscribers and the backbone of these land-line networks.

     LIMITATIONS OF EXISTING ACCESS TECHNOLOGIES ARE DRIVING THE DEPLOYMENT OF FIXED WIRELESS BROADBAND SOLUTIONS. New fixed access wireless technology offers quality of service comparable to land-line alternatives at data transmission speeds significantly faster than copper wire networks or coaxial cable. In addition, wireless solutions are able to be deployed in a much shorter time and at a much lower cost than fiber optic solutions. Broadband wireless solutions now in deployment include point-to-point and point-to-multipoint technologies.

     Point-to-point wireless systems generally have data transmission rates of up to 155Mbps. Point-to-point systems have traditionally been deployed for high capacity transport applications between two wireless telephone networks. Recently, they have been used to interconnect digital cellular networks. Point-to-point wireless networks can also provide a last-mile connection for high capacity enterprises such as large office buildings, hospitals and universities.

     Point-to-multipoint wireless systems have data transmission rates of up to 500Mbps shared among multiple end users by means of a single central hub radio. One advantage of point-to-multipoint over point-to-point wireless systems is reduced customer equipment costs. Additionally, allocation of bandwidth is based on demand and, therefore, customers only pay for what they use. As a result, point-to-multipoint systems can provide cost effective last-mile access to customers that do not have as much traffic as point-to-point customers.

     THE TELECOMMUNICATIONS MARKET REQUIRES RAPID PRODUCT DEVELOPMENT CYCLES AND TIME-TO-MARKET IS A KEY COMPETITIVE ADVANTAGE THAT WIRELESS OEMS SEEK. As the demand for wireless products such as cell phones and Internet appliances increases and the competition among wireless telecommunications OEM providers intensifies, so does the need for OEMs to introduce products more quickly and to expand the capacity of their infrastructure. These OEMs subsequently place pressures on their supply chain by requiring increasingly shortened development times as well as considerable manufacturing capacity. Suppliers to these OEMs must therefore have the operational efficiencies that allow them to design and manufacture new products quickly and in volume.

THE SIGNAL SOLUTION

     We design, manufacture and market sophisticated RF components and subsytems that are used in broadband wireless equipment, digital cellular/PCS wireless infrastructure equipment and defense applications. The following key elements of our solution include a library of circuit designs, expertise in millimeter wave frequency, a broad product offering and short cycle times in both product development and manufacturing:

     DESIGN EXPERTISE COUPLED WITH A LIBRARY OF RECONFIGURABLE AND REUSABLE ELEMENTS LEADING TO RAPID DESIGN AND PROTOTYPE CAPABILITY. We have built a library of application specific proprietary circuit designs that allows us to rapidly and economically combine these circuits into custom subsystems that meet our customers' application specific needs. This library of circuits allows us to design products from customer concepts to working prototypes in very short development cycle times for subsystems of this type.

     Our broad RF, microwave and millimeter wave in-house design expertise allows us to work with our customers in optimizing solutions for broadband wireless systems and wireless infrastructure equipment. This design expertise also allows rapid modification of the prototype for a robust design ready for high volume manufacturing. We believe that this ability to migrate from prototype to volume production in a short period of time is an important competitive advantage in the wireless market.

     BROAD PRODUCT PORTFOLIO OF COMPONENTS THAT CAN BE INTEGRATED INTO COMPLETE RF OUTDOOR UNITS. We offer a broad range of products including microwave and millimeter wave modules, integrated transceivers across the frequency spectrum from 3.5Ghz to 40.0Ghz, synthesizers and Intermediate Frequency, or IF, converter modules. We are also able to integrate these components into complete RF outdoor units, or ODUs, and effectively execute the demanding and complex test sequences required for high capacity digital radios. Our product portfolio enables our customers to select products ranging from RF modules to complete ODUs that complement and add to their internal capabilities.

     DESIGN EXPERTISE IN THE MILLIMETER WAVE SPECTRUM. A considerable amount of the growth in the broadband access market is occurring in frequency ranges between 18Ghz to 40Ghz, or the millimeter wave region. Through our acquisition of Advanced Frequency Products in December 1999 and our expertise in military electronics, we believe that we are in a leadership position in this area due to our ability to integrate our library of application-specific millimeter wave circuit elements into complete product solutions for the customer. In contrast to products in the lower frequency ranges, or the microwave region, millimeter wave products are difficult to design because they require exacting tolerances and performance specifications. The design of millimeter wave products also requires a complete understanding of electromagnetic theory and of monolithic microwave integrated circuits, or MMICs. We believe that our subsystems exhibit the highest performance levels in the industry and that our robust designs allow for high volume, high yield manufacturing.

     DESIGN EXPERTISE IN COMPONENTS FOR BASE STATION INFRASTRUCTURE
EQUIPMENT. We have developed a family of Power Combiner/Switch products that allow the manufacturers of cellular telephone base station equipment to efficiently generate and manage the distribution of signal transmission power, as well as provide redundancy in the event of an amplifier failure. Operating in the lower microwave region of the spectrum, approximately 900Mhz and 1.9Ghz, these products are characterized by extremely low signal loss, signal phase balance, and the ability to handle RF power in excess of 500 watts. These products are particularly suited to Code Division Multiple Access, or CDMA, applications. We were able to rapidly apply our expertise in designing ruggedized RF components and assemblies for demanding defense customers to the design of circuitry for this commercial application. We have developed a repeatable method of switching high power RF signals with minimum insertion loss. Our patent-pending approach for balancing the phase characteristics has been a valuable differentiator in our Power Combiner/Switch products. This product family provides enhanced system reliability for our customers' installed base station equipment and extremely low loss of signals for the demanding wireless telecommunications equipment manufacturers.

     OUR "LEAN ENTERPRISE" APPROACH RESULTS IN SHORT CYCLE TIMES, MANUFACTURING AND OPERATIONAL EXCELLENCE AND OFFSHORE MANUFACTURING FOR SCALABILITY AND REDUCED COST. Lean thinking maps the entire value stream for a product and eliminates waste. These principles can have profound effects on an enterprise including rapid product development and manufacturing cycle times, both of which are highly valued by the telecommunications industry. Reduced inventory, improved yield, lower labor and an empowered work force create significant improvement in gross margin and cash flow.

     The integration of our design and production process improves our ability to address wireless equipment providers' quantity and time-to-market requirements for our wireless component subsystems and ODUs. We believe our in-house ability to design and manufacture our products in a modular fashion is critical to our ability to introduce new products which meet the evolving needs of our customers in a rapid and cost-effective manner. In order to speed development time and reduce the costs of production, we employ concurrent engineering techniques. These include the joint participation of our suppliers and customers in product design and planning of the manufacturing process.

     As part of our lean enterprise initiative, we have formed an alliance with an assembly and test operation in Asia that has adopted the concepts we value in manufacturing. This operation is capable of executing the entire manufacturing process through assembly and test for the complex subsystem assemblies required for our wireless products. As a result, we are able to rapidly respond to fluctuations in the demand forecast from our customers and have demonstrated high rate manufacturing with outstanding yields and product quality.

STRATEGY

     Our vision is to leverage our recent success in the broadband wireless point-to-point market and utilize our military electronics experience to become the leading supplier of technologically superior and innovative products. We intend to become the supplier of choice for OEMs in the wireless communications infrastructure market and to major defense contractors, by the following strategy:

     LEVERAGE OUR SUCCESS IN THE BROADBAND WIRELESS POINT-TO-POINT MARKET TO EXPAND INTO THE RAPIDLY GROWING POINT-TO-MULTIPOINT MARKET. We have won significant contract awards from major wireless OEMs for products in the low, mid and high capacity point-to-point radio market. We plan to build on this success to expand into the point-to-multipoint broadband access market. Our product portfolio and knowledge of point-to-point products, such as transceivers, synthesizers and IF modules, can be readily adapted by our design team to the point-to-multipoint market.

     EXTEND OUR MILITARY ELECTRONICS TECHNOLOGY AND EXPERTISE INTO COMMERCIAL MARKETS. The intellectual property, manufacturing skills and design expertise gained from our defense heritage enable us to bring to the commercial wireless market an unsurpassed product portfolio which spans the broadband wireless frequency spectrum. From our experience in the defense industry, our staff of design engineers has developed expertise in wireless telecommunications and related leading-edge technologies. We intend to expand upon our core team of engineers to further penetrate the commercial wireless communications equipment industry.

     BUILD UPON OUR SUCCESS IN WIRELESS MOBILE INFRASTRUCTURE POWER COMBINER/SWITCH PRODUCTS TO CAPTURE A GREATER PERCENTAGE OF THE ELECTRONIC CONTENT OF BASE STATIONS. We offer Power Combiner/Switch products to CDMA base station OEMs. We have successfully penetrated Tier I and Tier II customers who supply base station equipment for the CDMA market. CDMA is the fastest growing segment of the digital cellular/PCS mobile wireless market and is a key technology for the third generation worldwide standard for mobile wireless communications. We intend to expand our product offerings and increase our marketing and key account management staff to capture a greater percentage of the electronic content of the base station.

     INCREASE PENETRATION OF TIER I WIRELESS OEMS. Most Tier I wireless suppliers, such as Motorola, Ericsson, Lucent and Nokia, offer a wide range of wireless equipment. This includes infrastructure for the mobile market, infrastructure for the wireless broadband access and transport market and cellular handsets and wireless Internet appliances. We have successfully penetrated most Tier II and two Tier I wireless OEMs in both the wireless broadband access and mobile wireless base station infrastructure markets. We intend to use our Tier II wireless OEMs as reference accounts to expand our Tier I presence globally. In addition, we plan to leverage our position at Tier I accounts to expand our opportunities.

     PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS IN ORDER TO DEVELOP NEXT GENERATION PRODUCTS AND TECHNOLOGY. In our highly competitive markets, it is difficult for any one company to pursue a broad enough portfolio of intellectual property to sustain a leadership position. To build upon our strong technology position, we intend to form alliances with companies that possess key technology and to augment our existing position by acquiring specialized technology companies that complement our product offerings and market strategies. We will pursue companies that add specific skills or expand our market position, including companies that have a unique or complementary technology or product.

     CONTINUE SIGNIFICANT INVESTMENT IN RESEARCH AND DEVELOPMENT. Research and development alliances are key to our continuous product evolution and we will continue to seek relationships to sustain and refresh our product portfolio. Our R&D strategy will continue to focus on developing new products and new circuit elements to add to our existing library. In addition, we intend to improve the performance of our existing products and focus on new ways to use materials, assembly technology and MMIC technology. A portion of our R&D budget will be devoted to the development of "breakthrough technology" in order to further position us as a technology leader in the commercial wireless market and in selected areas of the defense electronics market.

PRODUCTS

     We currently offer a wide range of products to serve the commercial wireless and defense electronics markets. We categorize these products as follows:

COMMERCIAL WIRELESS PRODUCTS

--------------------------------------------------------------------------------------------------------
            PRODUCTS                          DESCRIPTION                         APPLICATION
--------------------------------------------------------------------------------------------------------
 Single Components                  Basic building blocks for RF        Perform elementary amplification
                                    modules.                            single RF functions such as
                                                                        isolation, amplification,
                                                                        detection and conversion.
--------------------------------------------------------------------------------------------------------
 IF & RF Modules                    Building blocks for radio           Provide basic RF functions in
                                    subsystems. They include low        broadband wireless systems and
                                    noise amplifiers, power             are often used to rapidly
                                    amplifiers, frequency converters    develop product prototypes.
                                    and frequency multipliers.
--------------------------------------------------------------------------------------------------------
 Oscillators & Synthesizers         Heart of all radio architectures    Provide highly stable, tunable,
                                    as they generate the prime RF       low noise RF reference signals
                                    frequency.                          enabling the receive and
                                                                        transmit functions.
--------------------------------------------------------------------------------------------------------
 Integrated Transceivers            Combine the IF and RF receive       Transmit and receive data in a
                                    and transmit modules of a radio     variety of broadband wireless
                                    system into one package.            applications.
--------------------------------------------------------------------------------------------------------
 Outdoor Units, or ODUs             Provide complete radio              Used in nearly all types of
                                    functionality in a single,          broadband wireless systems as a
                                    environmentally sealed package.     complete RF subsystem in point
                                    They include a transceiver          to point and multipoint
                                    module and associated               applications.
                                    electronics and control section.
                                    ODUs transmit and receive RF
                                    signals containing digital data
                                    to and from one or more other
                                    outdoor units.
--------------------------------------------------------------------------------------------------------
 Power Combiner/Switches            Combine the output power from       Deployed in mobile wireless
                                    separate highly linear              basestations in cellular and PCS
                                    transmitters to obtain the          telecommunication networks.
                                    necessary transmit power.
--------------------------------------------------------------------------------------------------------

DEFENSE PRODUCTS

              PRODUCTS                              DESCRIPTION                            APPLICATION
  RF, microwave and millimeter wave     Frequency and power determinate        Perform the elementary functions
  components, including oscillators,    components that are the basic          such as isolation, amplification,
  amplifiers, switches, filters,        building blocks for RF and microwave   switching, filtering, signal
  mixers, doublers, discriminators,     modules and assemblies.                detection and frequency and power
  detectors, isolators, circulators,                                           steering and conversion in military
  power dividers and combiners                                                 multi-function assemblies.
  Frequency Synthesizers and            Assemblies and their integrated RF,    Perform the critical frequency
  Converters                            microwave and millimeter wave          steering, determination and
                                        components, with associated            conversion functions used in
                                        electronic control circuits that       military Multi-Function Assemblies,
                                        perform frequency and power            or MFAs, and subsystems.
                                        determinate functions, conversion,
                                        steering and control.
  MFAs and Microwave Integrated         Combine the function of RF,            When integrated with other MFAs/
  Assemblies, or MIAs                   microwave and millimeter wave          MIAs, form the subsystems for
                                        components and in most cases           military electronic applications.
                                        frequency synthesizers or oscillator   Applications include Electronic
                                        assemblies and converters with         Warfare, or EW, Radar, ELINT,
                                        associated control electronics to      COMINT, IFF, missile and
                                        perform a high level of frequency      communications systems.
                                        determinate conversion and control,
                                        power steering and management
                                        functions.
  Power Supplies and DC/DC, AC/DC,      Perform the electronic voltage and     Provides power to electronic
  DC/AC Power Converters                direct/alternating current and power   devices, assemblies, subassemblies,
                                        steering, conversion, amplification,   subsystems and systems. All military
                                        filtering and control function         airborne, ground-based, space-based,
                                        required to power all electronics.     and sea- based, defense electronics
                                                                               require these assemblies to operate.
  TWTA, Traveling Wave Tube             Integrated power supply electronics    Many military airborne,
  Amplifiers                            and microwave power amplifiers. They   ground-based, space-based, and
                                        perform the electronic voltage and     sea-based, defense electronics
                                        direct/alternating current and power   require these types of assemblies.
                                        steering, conversion, amplification,
                                        filtering and control function
                                        driving power amplifiers. These
                                        assemblies provide the output power
                                        for transmitters.
  Transmitters                          Integrated power supply electronics,   Military airborne, ground-based,
                                        TWTAs. power amplifiers, MFAs and RF   space- based, and sea-based, defense
                                        and microwave components. They         electronics require use of these
                                        perform function of transmitting the   assemblies.
                                        frequency and power for systems.
  IF/HF/UHF Matrix Switches and         Integrated signal switching            When integrated with other MFAs/
  Filters                               components and assemblies coupled      MIAs, form the subsystems of
                                        with associated control and            electronic subsystems and systems.
                                        management electronics. They perform   Applications include Secure
                                        RF, IF, HF, UHF and microwave          Communications, COMINT, EW, Radar,
                                        multi-path signal frequency steering   and ELINT systems.
                                        and filtering.

CUSTOMERS

     We sell our commercial wireless communications products primarily to OEMs, that in turn integrate our products into wireless infrastructure equipment solutions sold to network service providers. In addition, we also sell certain niche products directly to network service providers. Some of our customers for commercial wireless subsystems include the following:

-  Alcatel                                          -  Sagem
-  Digital Microwave                                -  Siemens
-  Giganet                                          -  Spectrian
-  Helioss                                          -  Tadiran
-  P-Com                                            -  Witcom

     We also offer our defense electronics equipment to major U.S. defense prime contractors for integration into larger systems. Some of our customers for defense electronics equipment include the following:

-  Boeing                                           -  Northrop Grumman
-  British Aerospace                                -  Raytheon
-  Harris                                           -  TRW
-  Lockheed Martin

     Our principal defense customers are prime contractors and military agencies of the U.S. government and certain foreign countries. With the exception of Raytheon, which accounted for 18%, 23%, and 20% of our net sales in 1999, 1998, and 1997, respectively, we believe that the loss of any single customer would not have a material adverse effect on our sales.

SALES AND MARKETING

     We market our products worldwide through our own domestic sales force and a network of knowledgeable independent sales representatives and distributors. Our sales force is comprised of divisional marketing vice presidents, regional sales managers, sales personnel and support staff.

     Our sales managers are responsible for coordinating the independent sales representatives and have extensive knowledge of government and commercial programs within their respective regions. They also advise our engineering, manufacturing and management personnel of anticipated trends and the requirements of our customers.

     The key to our sales and marketing strategy is to develop long-term relationships with our customers and to have our products designed into our customers' systems. This is achieved by regular communications and meetings between our personnel at all levels and our counterparts in the customer's organization. We actively seek to form strategic alliances with our customers through volume purchase agreements.

MANUFACTURING

     We believe that a principal reason for our success is the quality of our product design, engineering, manufacturing and testing capabilities. These capabilities enable us to design and engineer products that meet or exceed our customers' demanding specifications for performance and reliability and to manufacture the products at competitive prices.

     Since our founding in 1982, we have been manufacturing products for the defense industry. As a supplier to the defense industry, we are subject to its rigorous specifications. We adhere closely to the principles of total quality management, and we are ISO-9001 certified.

     We practice what we consider to be proprietary methods for the high volume design, production and testing of wireless subsystems and outdoor units. Our concurrent processes and automated component assembly and test enable us to achieve high volume, high quality production while providing competitive solutions for our customers. We maintain engineering product design and related support systems at each of our operating facilities. In addition, as part of our lean enterprise initiative, we have formed an alliance with an assembly and test operation in Asia that has adopted the concepts we value in manufacturing. This operation is capable of executing the entire manufacturing process through assembly and test for the complex subsystem assemblies required for our wireless products. As a result, we are able to rapidly respond to fluctuations in the demand forecast from our customers and have demonstrated high rate manufacturing with outstanding yields and product quality.

     We attempt to utilize standard parts and components that are available from multiple vendors. However, certain components used in our products are available from only single sources, and other components are available from only a limited number of sources. Despite the risks associated with purchasing components from single sources or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain higher quality goods and lower pricing, and to receive more timely delivery and maintain quality control.

BACKLOG

     At June 30, 2000, we had a backlog of unshipped orders of $94.7 million, comprised of $23.0 million of commercial wireless backlog and $71.7 million of defense backlog. At June 30, 1999, we had a backlog of unshipped orders of $76.8 million, comprised of $1.0 million of commercial wireless backlog and $75.8 million of defense backlog. We expect to ship all of the June 30, 2000 backlog within 2000, except for approximately $46.1 million, comprised of $13.6 million of commercial wireless backlog and $32.5 million of defense backlog, which will be shipped in later periods.

COMPETITION

     We compete in the global commercial wireless industry. In the commercial market our primary competitors include Anaren, Celeritek, Dover Industries, Endwave, M/A-Com, MTI, REMEC and SPC Electronics.

     Reduced spending by the U.S. government and many of its allies has intensified competition in defense electronics. In the defense market, we compete with Filtronics, Herley, M/A-Com, REMEC, and Stellex.

     We believe competition in both the commercial and defense segments is based primarily on price, product performance, reliability and customer support, and we compete effectively in all of these areas. Our continued success will depend in part on our ability to develop and introduce innovative, low cost, quality products that meet or exceed customers' specifications.

     It is our opinion that our technological legacy and financial strength will make us a strong competitor in both the commercial wireless and defense electronics markets. Some of our competitors have greater financial and operating resources than we do. In addition, certain of our customers have technological capabilities in our product areas and could choose to manufacture certain products themselves rather than to purchase from suppliers such as ourselves.

EMPLOYEES

     As of June 30, 2000, we had 672 full-time employees at our various divisions. No employees are represented by unions. We believe our relations with our employees are good.

INTELLECTUAL PROPERTY

     We hold patents issued in the United States and certain European countries. While we consider our patents to be of some value, we believe that our technological position depends primarily on the technical competence and the creative ability of our engineering staff in the areas of product design and manufacturing processes, as well as our closely held proprietary information. We require our key personnel to execute confidentiality agreements. We also rely on a combination of copyrights and trademarks to protect certain of our intellectual property.

RESEARCH AND DEVELOPMENT

     Continuing investments in research and development are critical to our ongoing product evolution and market position. We place strong emphasis on R&D that improves our existing products and technologies. We also place strong emphasis on R&D for new wireless product offerings that focus on the high growth segments of the commercial wireless market and military product offerings that we believe show the greatest production potential for the next few years. We work closely with our customers to determine the key product attributes and performance specifications that are demanded by the marketplace. We perform R&D activities in all of our operations, with each location focused to capitalize on its engineering talents and technology portfolios. A key R&D strategy is to form alliances with companies which possess key technologies to sustain and refresh our product portfolio. A portion of our R&D budget will be devoted to the development of "breakthrough technology" in order to further position us as a technology leader in the commercial wireless market and selected defense opportunities. Research and development expenses were $777,000 for 1997, $274,000 for 1998, and $1.8 million for 1999.

GOVERNMENT REGULATION

     All of our operations are subject to compliance with regulatory requirements of federal, state and municipal authorities, including regulations concerning employment obligations and affirmative action, workplace safety and protection of the environment. While compliance with applicable regulations has not adversely affected our operations in the past, there can be no assurance that we will continue to be in compliance in the future or that these regulations will not change.

     In particular, we must comply with detailed government procurement and contracting regulations and with U.S. government security regulations, certain of which carry substantial penalty provisions for nonperformance or misrepresentation in the course of negotiations. Our failure to comply with our government procurement, contracting or security obligations could result in penalties or our suspension from government contracting, which would have a material adverse effect on our results of operations.

     We are required to maintain a U.S. government facility security clearance at each of our locations. This clearance could be suspended or revoked if we are found not to be in compliance with applicable security regulations. Any such revocation or suspension would delay our delivery of our products to customers. Although we have adopted policies directed at ensuring our compliance with applicable regulations and there have been no suspensions or revocations of any of our facilities, there can be no assurance that the approved status of our facilities will continue without interruption. U.S. government regulations require a license for the export of advanced weapons systems. Changes in U.S. government policies towards the export of these systems may impact our international business.

PROPERTIES

     Our principal executive offices are located in Danvers, Massachusetts. Our principal operating facilities, containing light manufacturing and associated engineering and support services, are located in four states:

     ARIZONA

     - We own a modern 84,260 square foot building in Chandler.

     CALIFORNIA

     - We lease a modern 54,280 square foot building in Sunnyvale.

     - The lease does not include utilities, maintenance and repairs, insurance and real estate taxes.

     - The lease expires in 2003.

     - The current annual rent is $670,896 with an average annual escalation of approximately 6.6% through the term of the lease.

     FLORIDA

     - We own a modern 68,000 square foot building in Fort Walton Beach.

     MASSACHUSETTS

     - We own a modern 25,000 square foot building in Webster and a modern 40,350 square foot building in Beverly.

     We believe that our properties are in good operating condition and repair and consider our facilities to be suitable and adequate for our current and reasonably foreseeable future activities. We believe that there is capacity at our facilities to absorb acquired businesses of a certain size and product lines and/or internal growth. The properties owned by us are all subject to either mortgages or industrial revenue bond financing.

LEGAL PROCEEDINGS

     We are involved from time to time in litigation incidental to our business. Ongoing legal proceedings include the following:

     WEYMOUTH ENVIRONMENTAL CONTAMINATION. In April 1996, we sold our manufacturing facility in Weymouth, Massachusetts but retained the environmental liability and responsibility associated with groundwater contaminants present at and associated with the site. This site has been classified as a Tier 1A disposal site by the Massachusetts Department of Environmental Protection, or DEP, as a result of past releases of petroleum based solvents. Environmental assessment reports prepared by independent consultants indicate that contaminants present in the Town of Weymouth well field across the street from the facility are similar to those reportedly released at the site and still present in the groundwater at the site; however, these reports also indicate that the contaminants do not exceed safe drinking water levels in the finished water after normal treatment. Other contaminants which did not originate at the facility have also been detected in the well field.

     In accordance with the applicable provisions of the Massachusetts Contingency Plan, we have completed our investigation of the site and have submitted an evaluation of remedial alternatives to the DEP. The recommended remedial alternative involves continued operation of the currently operating groundwater remediation system with the addition of a supplemental well. The DEP has not approved our remedial action plan and suggested that we consider that the recommended remedial plan could include well head treatment at Weymouth Winter Street well No. 2. We are currently evaluating this approach. We have been informed that no recovery of costs incurred in the treatment of the ground water at the facility is possible under existing insurance arrangements. It is not possible at this stage of the proceedings to predict whether the DEP will approve the recommended alternative, and if not, the specific remedial actions, if any, that it will require.

     SUNNYVALE INDEMNIFICATION CLAIM EATON. Eaton Corporation has filed a suit against us in U.S. District Court, Northern District of California, alleging that we have a contractual duty to indemnify Eaton Corporation for costs incurred as a result of environmental contamination and subsequent remediation. The claim is based upon allegations that we assumed certain liabilities when we acquired one of the divisions of Eaton Corporation. The indemnification claim was dismissed at the trial level, but the Ninth Circuit of the U.S. Court of Appeals has reversed this decision. We have filed a counterclaim against Eaton Corporation alleging fraud and misrepresentation. A trial date for Eaton Corporation's claim and our counterclaim has not been scheduled. Eaton Corporation has informed us that if it prevails on all of its claims and we are unsuccessful on our counterclaim, they believe that they could be entitled to damages in the range of $8 million to $10 million. While the likely outcome of the case is uncertain, we believe that we have meritorious defenses to Eaton Corporation's claims and that we have a valid counterclaim.

     TRANSISTOR DEVICES, INC. V. SIGNAL TECHNOLOGY CORPORATION. On October 29, 1999, Transistor Devices, Inc. filed suit in the Superior Court in Morris County, New Jersey, against our Keltec division. We removed the case to the U.S. District Court for the District of New Jersey, where it is currently pending. The complaint alleges that Keltec is liable for defamation and intentional interference with contractual relations based on alleged statements made by Keltec's President to representatives of Lockheed Martin Corporation in connection with Lockheed Martin's solicitation of bids for the design and manufacture of a certain power supply unit in August 1999. Transistor Devices claims that the alleged statements were intended to injure its reputation and interfere with its bid and prospective economic advantage with Lockheed Martin.

     In December 1999, Keltec denied the allegations set forth in the complaint and filed counterclaims against Transistor Devices for breach of contract and breach of the implied covenant of good faith and fair dealing. Keltec claims that Transistor Devices' bid to Lockheed Martin directly contravenes the non-compete provisions in an asset purchase agreement executed by Transistor Devices and Keltec on December 6, 1996. Our insurer is defending this case. We are uncertain of the likely outcome of the case.

     SEC INVESTIGATION. The Boston District Office of the Securities and Exchange Commission has advised us that it is conducting an informal inquiry arising from our restatement in 1998 of our financial statements for 1996, 1997 and the first quarter of 1998. In connection with this inquiry, the Boston District Office has requested that we voluntarily produce certain documents and we have done so. We understand that this inquiry is ongoing and intend to continue to cooperate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of August 2, 2000 are as follows:

NAME                                     AGE    POSITION
----                                     ---    --------
George E. Lombard......................  60     Chairman of the Board of Directors, Chief Executive
                                                  Officer
James V. DiLorenzo.....................  59     President and Chief Operating Officer
Robert N. Nelsen.......................  52     Chief Financial Officer and Vice President
David Parker...........................  52     Corporate Vice President of Human Resources and
                                                  Administration
John Cotumaccio........................  56     Senior Corporate Vice President of Operations and
                                                  President of Keltec Operation
George Hreczuck........................  62     President of Systems Operation
Daniel Gallagher.......................  56     President of Olektron Operation
Gene Joles.............................  51     President of Arizona Operation
Joseph Mersereau.......................  50     President of California Operation
Thomas G. McInerney....................  62     Director
Bernard P. O'Sullivan..................  71     Director
Joseph Schneider.......................  48     Director
Larry L. Hansen........................  70     Director
Harvey C. Krentzman....................  73     Director
Thomas F. Skelly.......................  65     Director

     George E. Lombard has served as the Chairman of the Board of Directors and Chief Executive Officer since 1998. In addition, Mr. Lombard served as our President until March 1999. From 1995 to 1998, Mr. Lombard served as President of L-3 Communications Corporation's Display Systems Division, formerly Loral Information Displays. Prior to that, he was a Vice President of Unisys. Mr. Lombard's career includes over 36 years of experience in the aerospace industry, 26 of which were with Lockheed Corporation, where Mr. Lombard held several key management positions. MBA, University of Southern California, 1987.

     James V. DiLorenzo, Ph.D. has served as the President and Chief Operating Officer since 1999. From 1995 until 1999, Dr. DiLorenzo served as general manager of Raytheon Microelectronics, a commercial electronics division of Raytheon. He led the division to convert state-of-the-art defense technology to commercial applications. Previously, he served as Vice President of Research and Development for Microwave Semiconductor Corp. and department head at AT&T's Bell Labs. Dr. DiLorenzo has over 25 years of senior management experience in the electronics industry. Ph.D., State University of New York, 1967.

     Robert N. Nelsen has served as the Chief Financial Officer and Vice President since 1998. From 1993 to 1998, Mr. Nelsen served as Vice President of Finance for L-3 Communications Display Systems, a successor of Loral Corp. and Lockheed Martin. Prior to that, he was Vice President of Finance of Miltope Corp. Mr. Nelsen has 30 years of experience of increasing responsibility in finance management positions. BS, Hofstra University, 1972.

     David Parker has served as the Corporate Vice President of Human Resources & Administration since 1998. From 1995 to 1998, Mr. Parker served as Director of Human Resources for L-3 Communications Display Systems, a successor of Loral Corp. and Lockheed Martin. Prior to that, he was Assistant Director of Human Resources of Reynolds Electrical and Engineering and Manager of Human Resources of Honeywell, Inc. and Burroughs Corporation. Mr. Parker has 25 years of experience of increasing responsibility in human resources management positions. MS, Florida State University, 1970.

     John Cotumaccio has served as Senior Vice President of Operations and President of the Keltec Operation since 1998. From 1996 to 1998, Mr. Cotumaccio served as Vice President of Operations at L-3 Communications Display Systems. Prior to that he was Director of Manufacturing at Lockheed Martin Defense Systems. Previously, he was Director of Operations for Loral Electronic Systems. Mr. Cotumaccio's distinguished career in operation management spans more than 20 years and includes planning and establishing manufacturing companies throughout the U.S. and Turkey. BS, New York University, 1965.

     George Hreczuck has served as President of Systems Operation since 1995. Since joining the Systems Operation in 1972, he has held progressive individual and management assignments including Vice President and General Manager, Operations Manager and Engineer. Previously, Mr. Hreczuck was a Program Engineer for Adam Russell Inc.

     Daniel Gallagher has served as the President of Olektron Operation since 1999. From 1998 to 1999, Mr. Gallagher served as President of Microwave Device Technology Corporation, Westford, MA. Mr. Gallagher was retired from 1996 to 1998. From 1989 to 1996, he was Vice President and General Manager of Alpha Industries' Microwave Group, Woburn, MA, responsible for transforming the Microwave Group from primarily a military business to a supplier in the rapidly growing commercial wireless communications market. Previously, Mr. Gallagher spent more than 21 years at M/A-COM, Lowell, MA, in increasing responsibilities, including Vice President and General Manager of M/A-COM's Advanced Semiconductor Division and President of its Components Marketing subsidiary. Mr. Gallagher's career in the electronics industry includes some 30 years in both defense and commercial telecommunications markets. BS, Paisley College of Science & Technology, Great Britain, 1966.

     Gene Joles has served as the President of Arizona Operation since 1991. Mr. Joles has over 27 years of progressive management experience in the electronics industry. Prior to joining us, he spent nine years at M/A-COM Active Assemblies Division in various sales and management positions including Vice President and General Manager of the Division. Mr. Joles gained his technical expertise while at Omni Spectra where he held various technical and management positions. BS, BA, University of Phoenix, 1984.

     Joseph Mersereau has served as the President of California Operation since April 2000. Mr. Mersereau has been with us for eight years and has held various positions at the California Operation including director of new business development, regional sales manager and director of engineering. Mr. Merserau has more than 25 years of experience in new product development of microwave components and subsystems. Prior to joining us, Mr. Mersereau was a product line manager at Western Microwave from 1985 to 1991 and lead engineer for GaAs FET Amplifier development at TRW Microwave from 1982 to 1985.

     Thomas G. McInerney has served as Director since 1999. General McInerney is President of TG McInerney Consulting. From 1996 to 1999, he was President and Chief Executive Officer of Business Executives for National Security, or BENS. Previously, from 1994 to 1996, he was Vice President, Command and Control C(4)I Programs for Loral Defense Systems-Eagan, formerly Unisys Electronic Systems division. In July 1994, General McInerney ended his 35 year military career when he retired as the Assistant Vice Chief of Staff of the Air Force with the rank of Lieutenant General. General McInerney currently serves on the boards of directors of Armed Forces Bank, Worldwide Flight Services, Pan Am International Flight Academy, and Alloy Surfaces Company. MA, George Washington University, 1973.

     Bernard P. O'Sullivan has served as Director since 1981 and was Chairman of the Board from May 1990 through March 1994. He is also one of our founders. Prior to his retirement on May 31, 1987, he was President of O'Sullivan and Murphy, Inc., a manufacturers' representative selling microwave components that he founded in May 1975. BA, Boston College, 1952.

     Joseph Schneider has served as Director since 1996. He is the President and founder of JSA Partners, Inc., a strategic management consulting firm that specializes in the aerospace and defense industry. Prior to founding JSA Partners, Inc. in 1997, Mr. Schneider was a consultant with A.T. Kearney,

Inc. Mr. Schneider was the founder and President of JSA International, Inc. from December 1981 until August 1994. After Electronic Data Systems Corporation acquired JSA International, Inc. in August 1994, Mr. Schneider was President of EDS/JSA International. Mr. Schneider serves on the board of directors of United Industrial Corporation and is the Chairman of JSA Research, Inc. From 1972 to 1977, Mr. Schneider served as an infantry officer primarily in the U.S. Army Airborne and Special Forces units. MBA, Harvard Business School, 1979.

     Larry L. Hansen has served as Director since 1991. Mr. Hansen was Executive Vice President of Tylan General, a sales and service center for pressure and flow products, from December 1989 until his retirement in January 1991. He is also a director of Electro Scientific Industries, Inc. and Micrel, Inc. MBA, University of Utah, 1969.

     Harvey C. Krentzman has served as Director since 1981. Mr. Krentzman is also one of our founders. He has been President of Advanced Management Associates Inc., financial and management consultants, for more than 40 years. Mr. Krentzman is the Vice Chairman of the board of trustees of the Boston Symphony Orchestra and Northeastern University, a trustee of Beth Israel Deaconess, the Norman Rockwell Museum and the U.S.S. Constitution Museum, and is an honorary trustee of the Woods Hole Oceanographic Institution. Mr. Krentzman serves on the boards of directors of Jones & Vining, Inc., Arley Corporation, Bell Manufacturing Corporation and Inspectron Corporation. MBA, Harvard Business School, 1952.

     Thomas F. Skelly has served as Director since 1999. Prior to joining us, Mr. Skelly worked at The Gillette Company for 30 years, the last 17 of which he served as Senior Vice President of Finance and Chief Financial Officer. Mr. Skelly is a certified public accountant. MBA, Babson College, 1966.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of common stock as of June 30, 2000 by:

     - each person or entity who is known by us to own beneficially 5% or more of our common stock;

     - each of our directors and our executive officers;

     - all executive officers and directors as a group; and

     - the selling shareholders.

     Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Applicable percentage of ownership after offering for each listed shareholder is based on an assumed 10,175,137 shares of common stock outstanding, including shares sold by us in this offering and assuming exercise of the underwriter's over-allotment option, together with applicable options for such shareholders. Except as indicated below and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Unless otherwise indicated, the address for each of the following stockholders is c/o Signal Technology Corporation, 222 Rosewood Drive, Danvers, MA 01923.

     Percentage of beneficial ownership is based on:

     - 7,845,137 shares outstanding as of June 30, 2000, and

     - 10,175,137 shares outstanding after completion of this offering.

                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                          OWNED PRIOR TO OFFERING    NUMBER OF     OWNED AFTER OFFERING
                                          -----------------------   SHARES BEING   ---------------------
NAME AND ADDRESS                            NUMBER       PERCENT      OFFERED       NUMBERS     PERCENT
----------------                          ----------     --------   ------------   ----------   --------
DIRECTORS AND OFFICERS
John Cotumaccio.........................     23,750(1)        *            --         23,750         *
James V. DiLorenzo......................     75,086(2)      1.0%           --         75,086         *
Daniel Gallagher........................     12,318           *            --         12,318         *
Larry L. Hansen.........................     26,666           *            --         26,666         *
George Hreczuck.........................     11,666(3)        *            --         11,666         *
Gene L. Joles...........................     50,266(4)        *            --         50,266         *
Harvey C. Krentzman.....................     12,000(5)        *            --         12,000         *
George E. Lombard.......................    311,626(6)      3.8%           --        311,626       3.0%
Thomas G. McInerney.....................      6,250(7)        *            --          6,250         *
Joseph Merserau.........................      2,750(8)        *            --          2,750         *
Robert N. Nelsen........................    113,126(9)      1.4%           --        113,126       1.1%
Bernard P. O'Sullivan...................    577,958(10)     7.4%       20,000        557,958       5.5%
David Parker............................     18,604(11)       *            --         18,604         *
Joseph Schneider........................     41,500(12)       *            --         41,500         *
Thomas F. Skelly........................      6,250(13)       *            --          6,250         *
All directors and executive officers as   1,289,816(14)
  a group (15 persons)..................                   15.4%       20,000      1,269,816      12.5%
PRINCIPAL STOCKHOLDERS
Caleb Loring, III.......................  1,238,889(15)    15.8%      180,000      1,058,889      10.4%
c/o Essex Associates
400 Essex Street
Beverly Farms, MA 01915
David L. Babson and Company, Inc. ......    447,800(16)     5.7%           --        447,800       4.4%
One Memorial Drive
Cambridge, MA 02142

                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                          OWNED PRIOR TO OFFERING    NUMBER OF     OWNED AFTER OFFERING
                                          -----------------------   SHARES BEING   ---------------------
NAME AND ADDRESS                            NUMBER       PERCENT      OFFERED       NUMBERS     PERCENT
----------------                          ----------     --------   ------------   ----------   --------
Dimensional Fund Advisors, Inc. ........    438,804(17)     5.6%           --        438,804       4.3%
1299 Ocean Avenue, 11(th) Floor
Santa Monica, CA 90401

------------
  *   less than one percent

Note: Unless otherwise indicated, the persons shown have sole voting and investment power over the shares listed. Includes options exercisable as of June 30, 2000, or within 60 days after such date.

 (1)  Includes 5,000 shares subject to exercisable options.

 (2)  Includes 70,000 shares subject to exercisable options.

 (3)  Includes 5,000 shares subject to exercisable options.

 (4)  Includes 40,000 shares subject to exercisable options.

 (5) Does not include 1,238,889 shares held by several trusts for the benefit of Mr. Krentzman's family members. Mr. Krentzman does not have voting or investment power over such shares and disclaims beneficial ownership over all such shares.

 (6)  Includes 287,500 shares subject to exercisable options.

 (7)  Includes 6,250 shares subject to exercisable options.

 (8)  Includes 2,750 shares subject to exercisable options.

 (9)  Includes 95,000 shares subject to exercisable options.

(10) Includes 210,967 shares held directly by Mr. O'Sullivan and 73,500 shares held jointly with Mr. O'Sullivan's spouse. Also includes 114,000 shares held by a trust for the benefit of Mr. O'Sullivan's children, 61,500 shares held in a trust for the benefit of Mr. O'Sullivan's grandchildren, and 117,991 shares over which Mr. O'Sullivan has the right to vote but of which William L. Murphy has the exclusive right to dispose and the exclusive pecuniary interest; Mr. O'Sullivan disclaims beneficial ownership with respect to all of such shares. Does not include 74,867 shares held directly by Mr. O'Sullivan's spouse.

(11)  Includes 5,000 shares subject to exercisable options.

(12)  Includes 25,000 shares subject to exercisable options.

(13)  Includes 6,250 shares subject to exercisable options.

(14)  See footnotes (1) through (13).

(15) Includes 1,238,889 shares held by a trust for the benefit of certain family members and other relatives of Harvey C. Krentzman.

(16) Information has been obtained from a Schedule 13G, dated February 9, 2000, filed by David L. Babson and Company Incorporated with the Securities and Exchange Commission.

(17) Information has been obtained from a Schedule 13G, dated February 3, 2000, filed by Dimensional Fund Advisors Inc. with the Securities and Exchange Commission.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Needham & Company, Inc., Ferris, Baker Watts, Incorporated and Tucker Anthony Incorporated, have severally agreed to purchase from us and the selling shareholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. We are selling 2,000,000 shares and the selling shareholders are selling 200,000 shares.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Needham & Company, Inc......................................  1,100,000
Ferris, Baker Watts, Incorporated...........................    550,000
Tucker Anthony Incorporated.................................    550,000
          Total.............................................  2,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $.63 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $.10 per share to other dealers. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 330,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,000,000 shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately 5.6% of the public offering price. We have agreed to pay the underwriters the following compensation, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                     TOTAL
                                                   -----------------------------------------
                                                   PER SHARE    NO EXERCISE    FULL EXERCISE
                                                   ---------    -----------    -------------
Paid by Signal Technology Corporation............   $ 1.05      $2,100,000      $2,446,500
Paid by selling stockholders.....................   $ 1.05      $  210,000      $  210,000

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Our directors, officers and some of our other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is part without the prior written consent of Needham & Company, Inc. This consent may be given any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our Amended and Restated 1992 Equity Incentive Plan, 1982 Equity Incentive Plan and Employee Stock Purchase Plan, without Needham & Company, Inc.'s consent.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. "Covered" short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Additionally, to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, Needham & Company, Inc., on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may have the effect of raising or maintaining the market price of our common stock, or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     In connection with this offering, certain underwriters and selling group members, if any, or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the common stock offered by means of this prospectus. The passive market making transactions must comply with applicable volume and price limits, and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Our common stock is listed on the Nasdaq Stock Market's National Market under the symbol "STCO."

                                 LEGAL MATTERS

     Bingham Dana LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered in this offering. Roger D. Feldman, a partner at Bingham Dana LLP, is our Secretary. One attorney at Bingham Dana LLP owns, in the aggregate, 4,500 shares of our common stock. Choate, Hall & Stewart will pass upon legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov. Our common stock is listed on the Nasdaq National Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. You should refer to the Registration Statement on Form S-3, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

     Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus, other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus. We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed by us from time to time with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Robert N. Nelsen, Chief Financial Officer, Signal Technology Corporation, 222 Rosewood Drive, Danvers, MA 01923. Telephone requests may be directed to Robert N. Nelsen, (978) 774-2281.

                 INFORMATION WE ARE INCORPORATING BY REFERENCE

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      -- our Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 30, 2000;

      -- our current reports on Form 8-K filed on July 21, 2000, and our Quarterly Reports on Form 10-Q filed in respect of the three-month period ended June 30, 2000 and filed on August 2, 2000, and in respect of the three-month period ended March 31, 2000 and filed on May 15, 2000;

      -- the description of our common stock contained in our registration statement on Form S-1 (File No. 33-61124) filed with the SEC on April 16, 1993, including any amendments or reports filed for the purpose of updating that description.

     You may request a copy of these filings at no cost, other than exhibits unless those exhibits are specifically incorporated by reference herein, by writing, telephoning or e-mailing us at the following address:

        Signal Technology Corporation
        222 Rosewood Drive
        Danvers, MA 01923
        Attn: Chief Financial Officer
        Phone: (978) 774-2281
        e-mail: rnelsen@sigtech.com

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

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